Exhibit 99.1

Deutsche Bank
Interim Report as of March 31, 2013

Deutsche Bank

The Group at a glance

	Three months ended
	Mar 31, 2013	Mar 31, 2012

Share price at period end	€ 30.42	€ 37.31

Share price high	€ 38.73	€ 39.51

Share price low	€ 29.93	€ 26.17

Basic earnings per share	€ 1.76	€ 1.49

Diluted earnings per share	€ 1.71	€ 1.45

Average shares outstanding, in m., basic	938	929

Average shares outstanding, in m., diluted	966	960

Pre-tax return on average shareholders’ equity	17.6%	13.7%

Pre-tax return on average active equity	18.0%	13.8%

Post-tax return on average shareholders’ equity	12.1%	10.2%

Post-tax return on average active equity	12.3%	10.3%

Book value per basic share outstanding[1]	€ 59.36	€ 58.73

Cost/income ratio[2]	70.5%	76.1%

Compensation ratio[3]	37.8%	39.7%

Noncompensation ratio[4]	32.7%	36.4%

	in € m.	in € m.

Total net revenues	9,391	9,194

Provision for credit losses	354	314

Total noninterest expenses	6,623	6,993

Income before income taxes	2,414	1,887

Net income	1,661	1,407

	Mar 31, 2013 in € bn.	Dec 31, 2012 in € bn.

Total assets	2,033	2,022

Shareholders’ equity	55.8	54.0

Core Tier 1 capital ratio[5]	12.1%	11.4%

Tier 1 capital ratio[5]	16.0%	15.1%

	Number	Number

Branches	2,963	2,984
thereof in Germany	1,944	1,944

Employees (full-time equivalent)	97,794	98,219
thereof in Germany	46,577	46,308

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).
[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Comparative financial information for the year 2012 presented throughout this document has been restated in the context of the adoption of IFRS 10. For more details please see the note “Impact of Changes in Accounting Principles” of this Interim Report.

Deutsche Bank	Management Report	2
Interim Report as of March 31, 2013	Operating and Financial Review

Management Report

Operating and Financial Review

Economic Environment

The development of the economic indicators available to date, in particular, the purchasing managers’ assessments, point to a slight acceleration in the pace of global growth in the first quarter of 2013 compared with the previous quarter. This is probably primarily attributable to the emerging market economies and also the U.S., where real GDP is expected to have expanded by roughly 3 % compared with 0.4% (on an annualized basis) in the last quarter of 2012. The purchasing managers expect growth to accelerate moderately in the large emerging market economies Brazil, Russia, India and China as a whole in the first quarter of 2013 compared to the previous quarter. By contrast, the eurozone economy is expected to have contracted further in the first quarter of 2013. However, different trends can be seen within the eurozone. After a decline of 0.6 % in the fourth quarter of 2012, German economic output regained a flat growth path in the first three months of the year, while the recession in the other eurozone countries continued essentially unchanged.

In the first quarter of 2013, the European financial markets were marked by a fragile stability. The way in which the banking and sovereign debt crisis in Cyprus was handled by the Cypriot government and its European partners caused uncertainty at times. For the first time in the crisis, depositors were called on to participate in the banks’ losses. In the long term, from an investor perspective, this could have just as severe consequences for this important asset class as the haircut on Greek government bonds last year. So far, however, there have been no major upheavals as a result of this move. At the same time, banks’ funding in the capital markets was very slow: the issuance volume of senior and subordinated bonds was well below levels in previous years, probably mainly due to reduced refinancing needs.

Global investment banking saw a solid start to the year with a slight increase in revenues compared with the same period last year. Revenues from equity issues and syndicated loans picked up, while they remained at the same level for debt origination and were down only for mergers and acquisitions (albeit with a larger transaction volume). Once again, there was a substantial increase in business in the U.S., while activity contracted in Europe. In securities trading as a whole there was a slight decline.

The asset management business benefited from favorable developments on the international capital markets, where key stock indices came close to or topped all-time highs.

The trend seen in the European lending business in recent months continued in the first quarter of 2013 – lending to companies continued to decline while lending to households remained stagnant. This reflects progress in private-sector deleveraging: while debt levels are shrinking, savings are increasing. By contrast, in the U.S. the moderate growth in loans to private individuals and companies may have continued. The recovery in the mortgage business led to increased securitisation activity but not a higher credit volume on banks’ balance sheets.

Deutsche Bank	Management Report	3
Interim Report as of March 31, 2013	Operating and Financial Review

Consolidated Results of Operations

Our net revenues increased by 2 % in the first quarter 2013 to € 9.4 billion compared to € 9.2 billion in the first quarter 2012. Revenues in Corporate Banking & Securities (CB&S) were € 4.6 billion, down € 209 million, or 4%, versus the first quarter 2012 as a less favorable market environment led to reduced client activity compared to the prior year quarter. In Global Transaction Banking (GTB) revenues increased by € 25 million to € 992 million, up 3 % from the first quarter 2012 as volume-driven revenue growth offset continued interest margin pressure. Asset & Wealth Management (AWM) revenues increased by € 88 million, or 8%, to € 1.2 billion, mainly reflecting higher revenues associated with Abbey Life, which are largely offset by related expenses, and higher performance fees. Private & Business Clients (PBC) revenues were € 2.4 billion in the current quarter, down € 12 million, or 1%, versus the first quarter 2012, as strong performance from credit products partly offset lower deposit based revenues. Revenues in the Non-Core Operations Unit (NCOU) increased 76 % to € 427 million compared to € 243 million in the prior year quarter which included an impairment of € 257 million on Actavis. Consolidation & Adjustments (C&A) net revenues improved by € 121 million, or 32%, versus the prior year quarter to negative € 261 million, mainly reflecting less negative effects from different accounting methods used for management reporting and IFRS.

Provisions for credit losses were € 354 million in the first quarter 2013 versus € 314 million in first quarter 2012. The majority of the increase was driven by GTB where provisions for credit losses increased by € 63 million year over year primarily attributable to a single client credit event within the trade finance business. In PBC, provisions for credit losses continued to improve, down € 48 million, or 30%, versus the prior year quarter mainly reflecting a favorable environment in Germany. The remaining net increase of € 25 million primarily relates to CB&S and AWM.

Noninterest expenses were € 6.6 billion in the quarter, down € 370 million, or 5%, compared to the first quarter 2012. Compensation and benefits were € 3.5 billion, a decrease of € 99 million, or 3%, versus the first quarter 2012. General and administrative expenses declined by € 368 million, or 12%, compared to prior year quarter to € 2.8 billion. The decrease reflects a disciplined cost management within the Group.

Income before income taxes was € 2.4 billion in the first quarter 2013 versus € 1.9 billion in the first quarter 2012, an increase of € 527 million, or 28%.

Net income for the first quarter 2013 was € 1.7 billion, compared to € 1.4 billion in the first quarter 2012. Income tax expense in the first quarter 2013 was € 753 million versus € 480 million in the comparative period. The effective tax rate in the current quarter was 31%. In the prior year quarter, the effective tax rate was 25%, which mainly benefited from share-based payments related tax effects.

Deutsche Bank	Management Report	4
Interim Report as of March 31, 2013	Operating and Financial Review

Segment Results of Operations

Corporate Banking & Securities Corporate Division (CB&S)

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2013	Mar 31, 2012	Absolute Change	Change in %

Net revenues:

Sales & Trading (debt and other products)	2,727	3,165	(438)	(14)

Sales & Trading (equity)	766	683	83	12

Origination (debt)	455	379	76	20

Origination (equity)	152	138	13	10

Advisory	69	121	(52)	(43)

Loan products	296	325	(29)	(9)

Other products	138	1	137	N/M

Total net revenues	4,604	4,813	(209)	(4)

Provision for credit losses	48	32	16	50

Total noninterest expenses	2,695	2,895	(201)	(7)
therein:
Restructuring activities	54	–	54	N/M

Noncontrolling interests	10	5	4	88

Income before income taxes	1,852	1,881	(28)	(2)

N/M – Not meaningful

Overall, net revenues in CB&S decreased slightly by € 209 million, or 4%, compared to the first quarter 2012. Net revenues in the first quarter 2013 included € 122 million related to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities, and a loss of € 25 million related to the mitigation of pro forma Basel 3 RWA on Credit Valuation Adjustment (CVA). Excluding these impacts, net revenues decreased by € 306 million, or 6%, compared to the first quarter 2012. The decrease was driven by less favorable market conditions than in the first quarter 2012.

Sales & Trading (debt and other products) net revenues decreased by € 438 million, or 14%, compared to the first quarter 2012. Improved performances in Flow Credit, Client Solutions and Emerging Markets were more than offset by lower revenues in Global Liquidity Management and notably in European Rates as macroeconomic uncertainty impacted client activity. This compared to a more favorable market environment in the first quarter 2012. During the quarter, Deutsche Bank was ranked number one in the Greenwich Associates 2012 Global Foreign Exchange Study.

Sales & Trading (equity) net revenues increased by € 83 million, or 12%, compared to the first quarter 2012, driven by strong performance in Equity Derivatives and in Equity Trading, following improved market sentiment during the quarter.

Origination and Advisory net revenues increased by € 38 million, or 6%, compared to the first quarter 2012. Debt and Equity Origination revenues were higher, reflecting strong corporate debt issuance and ECM activity, partly offset by significantly lower Advisory revenues reflecting a fall in deal volumes. Deutsche Bank was ranked number one in Europe by share of Corporate Finance fees, and number two in Europe in Equity Origination. (All rankings sourced from Dealogic unless stated.)

Loan products revenues were € 296 million in the first quarter 2013 compared to € 325 million in the first quarter 2012.

Net revenues from Other products were € 138 million, compared to € 1 million in the first quarter 2012. The increase was driven by the aforementioned DVA on certain derivative liabilities.

Provision for credit losses were € 48 million in the first quarter 2013 compared to € 32 million in the first quarter 2012.

Deutsche Bank	Management Report	5
Interim Report as of March 31, 2013	Operating and Financial Review

Noninterest expenses decreased by € 201 million, or 7%, compared to the first quarter 2012. This decrease was driven by lower compensation and non-compensation related costs reflecting the ongoing implementation of the OpEx program, partly offset by cost-to-achieve related to OpEx in the first quarter 2013.

Income before income taxes decreased by € 28 million, or 2%, compared to the first quarter 2012, reflecting the decrease in revenues as a result of less favorable market conditions, partly offset by the aforementioned reduction in costs.

Global Transaction Banking Corporate Division (GTB)

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2013	Mar 31, 2012	Absolute Change	Change in %

Net revenues

Transaction services	992	967	25	3

Other products	–	–	–	N/M

Total net revenues	992	967	25	3

Provision for credit losses	96	32	63	196

Total noninterest expenses	587	615	(28)	(5)
therein:
Restructuring activities	2	–	2	N/M

Noncontrolling interests	–	–	–	N/M

Income before income taxes	309	320	(10)	(3)

N/M – Not meaningful

Net revenues increased by € 25 million, or 3%, in the first quarter 2013, compared to the prior year quarter. The increase was driven by a growth in fee income reflecting strong volumes as well as a robust interest income. Trade Finance profited from an ongoing strong demand for financing products. Revenues in Trust & Securities Services remained under pressure due to the low interest rate environment. Cash Management continued to benefit from strong deposit volumes.

Provision for credit losses were € 96 million in the first quarter 2013, versus € 32 million in the prior year quarter. The increase was primarily driven by a single client credit event in Trade Finance. In addition, provision for credit losses in the prior year quarter contained net releases in businesses other than the commercial banking activities in the Netherlands.

Noninterest expenses decreased by € 28 million, or 5%, compared to the first quarter 2012. In addition to the continued focus on cost management, the decrease was supported by the non-recurrence of integration costs related to the commercial banking activities acquired in the Netherlands in prior periods. This was partly offset by higher compensation-related expenses as well as insurance related costs.

Income before income taxes decreased by € 10 million, or 3%, compared to the prior year quarter.

Deutsche Bank	Management Report	6
Interim Report as of March 31, 2013	Operating and Financial Review

Asset & Wealth Management Corporate Division (AWM)

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2013	Mar 31, 2012	Absolute Change	Change in %

Net revenues:

Discretionary portfolio/fund management	523	486	37	8

Advisory/brokerage	214	199	15	8

Credit products	92	100	(8)	(8)

Deposits and payment services	69	68	1	2

Other products	345	302	43	14

Total net revenues	1,243	1,155	88	8

Provision for credit losses	13	(1)	13	N/M

Total noninterest expenses	1,008	947	61	6
therein:
Policyholder benefits and claims	191	149	43	28
Restructuring activities	7	–	7	N/M

Noncontrolling interests	1	0	0	91

Income before income taxes	221	208	13	6

N/M – Not meaningful

In AWM net revenues increased by € 88 million, or 8%, in the first quarter 2013 compared to the same period in 2012. Discretionary portfolio management/fund management net revenues increased by € 37 million, or 8%, due to a higher asset base resulting from positive market growth and net inflows of funds. Net revenues from advisory/brokerage services increased by € 15 million, or 8%, driven by higher wealth and private client activity levels. In credit products revenues decreased by € 8 million, or 8%, due to reduced lending volumes mainly in Asia and Americas. Net revenues from deposits and payment services were essentially unchanged compared to the first quarter 2012. Net revenues from other products increased by € 43 million, or 14%, versus the first quarter 2012, mainly due to mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, largely offset in noninterest expenses.

Provision for credit losses increased by € 13 million compared to the first quarter 2012 resulting from US lending businesses.

Noninterest expenses in the first quarter 2013 increased by € 61 million, or 6%, compared to the first quarter 2012. The increase included the impact related to the aforementioned effects from Abbey Life, higher litigation related charges and cost-to-achieve related to OpEx.

Income before income taxes in the first quarter 2013 increased by € 13 million compared to the first quarter 2012, mainly due to higher net revenues.

In the first quarter 2013, invested assets were up by € 29 billion. The increase primarily included € 18 billion from market appreciation, € 8 billion from foreign currency movements and € 6 billion net inflows. After several quarters with net outflows, net asset inflows were achieved in Institutional and Retail active asset management products as well as from Wealth Management clients.

Deutsche Bank	Management Report	7
Interim Report as of March 31, 2013	Operating and Financial Review

Private & Business Clients Corporate Division (PBC)

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2013	Mar 31, 2012	Absolute Change	Change in %

Net revenues:

Discretionary portfolio management/fund management	59	53	6	11

Advisory/brokerage	258	278	(20)	(7)

Credit products	836	793	43	5

Deposits and payment services	954	1,006	(52)	(5)

Other products	278	268	11	4

Total net revenues	2,386	2,398	(12)	(1)

Provision for credit losses	111	160	(48)	(30)

Total noninterest expenses	1,792	1,770	21	1
therein:
Impairment of intangible assets	–	10	(10)	N/M

Noncontrolling interests	0	8	(8)	(98)

Income before income taxes	482	460	22	5

Breakdown of PBC by business

Advisory Banking Germany:

Net revenues	932	994	(62)	(6)

Provision for credit losses	4	18	(14)	(78)

Noninterest expenses	810	742	68	9

Income before income taxes	117	233	(116)	(50)

Advisory Banking International:

Net revenues	507	478	29	6

Provision for credit losses	55	45	10	21

Noninterest expenses	291	294	(3)	(1)

Income before income taxes	161	139	22	16

Consumer Banking Germany:[1]

Net revenues	947	926	21	2

Provision for credit losses	52	96	(43)	(45)

Noninterest expenses	691	735	(44)	(6)

Noncontrolling interests	0	8	(8)	(98)

Income before income taxes	204	88	116	132

N/M – Not meaningful

[1]	Mainly Postbank (including purchase price allocation, noncontrolling interests and other transaction related components).

Net revenues in PBC were stable with a decrease by € 12 million, or 1%, versus the first quarter 2012. Advisory/brokerage revenues decreased by € 20 million, or 7%, mainly in insurance brokerage, whereas revenues from discretionary portfolio management/fund management increased by € 6 million, or 11%, mainly in Advisory Banking Germany. Revenues from deposits and payment services were down by € 52 million, or 5%, reflecting reduced margins resulting from the low interest rate environment. Credit products were up by € 43 million, or 5%, driven by higher volumes and higher margins with improved contribution from all business units. Other product revenues increased by € 11 million, or 4%, primarily due to a higher contribution from Hua Xia Bank.

Provision for credit losses decreased by € 48 million, or 30 % versus the first quarter 2012 mainly driven by a favorable environment in Germany. This excludes releases from Postbank-related loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income.

Noninterest expenses increased by € 21 million, or 1%, compared to the first quarter 2012, mainly driven by higher cost-to-achieve related to the Postbank integration.

Income before income taxes increased by € 22 million, or 5%, compared to the first quarter 2012, mainly driven by higher credit product revenues and lower provisions for credit losses.

Deutsche Bank	Management Report	8
Interim Report as of March 31, 2013	Operating and Financial Review

Invested assets decreased by € 3 billion versus December 31, 2012, driven by € 4 billion net outflows, mainly in deposits, partly offset by € 1 billion market appreciation.

Non-Core Operations Unit Corporate Division (NCOU)

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2013	Mar 31, 2012	Absolute Change	Change in %

Net revenues	427	243	184	76

Provision for credit losses	87	91	(4)	(5)

Total noninterest expenses	537	685	(148)	(22)
therein:
Restructuring activities	1	–	1	N/M

Noncontrolling interests	(1)	15	(16)	N/M

Income (loss) before income taxes	(196)	(549)	353	(64)

N/M – Not meaningful

The revenue performance of NCOU was driven by de-risking activities, fair value movements and impairments as well as increases in underlying net interest margin and revenues on operating assets. Net revenues in the first quarter 2013 were € 184 million higher than in the first quarter 2012, which was materially impacted by an impairment of € 257 million related to our exposure in Actavis.

Provision for credit losses in the first quarter 2013 decreased slightly compared to last year’s first quarter.

Noninterest expenses decreased by € 148 million, or 22%, compared to first quarter 2012. While the reporting period included € 320 million expenses relating to investments in operating assets, such as The Cosmopolitan of Las Vegas, Maher Terminals and BHF-BANK, the decrease to previous year was driven by lower litigation charges and settlement costs.

The loss before income taxes improved by 64 % to € 196 million. Favorable market conditions during the quarter enabled de-risking activity to be executed whilst delivering a small gain. The pro forma Basel 3 RWA equivalent capital savings achieved during the first quarter 2013 equated to € 15 billion with associated adjusted balance sheet reduction of € 9 billion.

Consolidation & Adjustments (C&A)

in € m.	Three months ended
(unless stated otherwise)	Mar 31, 2013	Mar 31, 2012	Absolute Change	Change in %

Net revenues	(261)	(382)	121	(32)

Provision for credit losses	0	0	0	N/M

Noninterest expenses	4	79	(75)	(95)

Noncontrolling interests	(10)	(29)	19	(66)

Income (loss) before income taxes	(255)	(432)	177	(41)

N/M – Not meaningful

Loss before income taxes in C&A was € 255 million in the first quarter 2013, compared to a loss of € 432 million in the prior year quarter. This development was predominantly attributable to timing differences from different accounting methods used for management reporting and IFRS which amounted to negative € 159 million in the first quarter 2013 compared to negative € 319 million in the prior year quarter. These effects from Valuation & Timing differences were particularly related to the narrowing of mid- to long-term spreads on the mark- to-market valuation of U.S. dollar/euro basis swaps and the widening of credit spreads on our own debt, reflecting significantly lower material movements in the first quarter 2013 compared to the prior year quarter. Results in C&A also included lower accruals for German bank levy in the first quarter 2013 compared to the prior year quarter, reflecting a reduction of relevant 2012 net income of Deutsche Bank AG according to German GAAP.

Deutsche Bank	Management Report	9
Interim Report as of March 31, 2013	Operating and Financial Review

Financial Position

in € m. (unless stated otherwise)	Mar 31, 2013	Dec 31, 2012	Absolute Change	Change in %

Cash and due from banks	26,813	27,877	(1,064)	(4)

Interest-earning deposits with banks	123,508	120,637	2,871	2

Central bank funds sold, securities purchased under resale agreements and securities borrowed	65,521	60,583	4,938	8

Trading assets	251,014	254,459	(3,445)	(1)

Positive market values from derivative financial instruments	708,938	768,353	(59,415)	(8)

Financial assets designated at fair value through profit or loss	194,512	187,027	7,485	4
thereof: Securities purchased under resale agreements	125,697	124,987	710	1
thereof: Securities borrowed	31,897	28,304	3,593	13

Loans	395,045	397,377	(2,332)	(1)

Brokerage and securities related receivables	158,522	97,312	61,210	63

Remaining assets	108,817	108,650	167	0

Total assets	2,032,690	2,022,275	10,415	1

Deposits	575,165	577,210	(2,045)	(0)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	36,051	39,310	(3,259)	(8)

Trading liabilities	65,929	54,400	11,529	21

Negative market values from derivative financial instruments	694,862	752,652	(57,790)	(8)

Financial liabilities designated at fair value through profit or loss	117,801	110,409	7,392	7
thereof: Securities sold under repurchase agreements	87,296	82,267	5,029	6
thereof: Securities loaned	11,017	8,443	2,574	30

Other short-term borrowings	75,465	69,661	5,804	8

Long-term debt	148,161	157,325	(9,164)	(6)

Brokerage and securities related payables	181,390	127,456	53,934	42

Remaining liabilities	81,788	79,612	2,176	3

Total liabilities	1,976,612	1,968,035	8,577	0

Total equity	56,078	54,240	1,838	3

Movements in Assets

The marginal growth of € 10 billion compared to December 31, 2012, was primarily driven by a € 61 billion increase of brokerage and securities related receivables, following the usual pattern of lower year-end levels versus higher volumes over the course of the year.

This increase was almost fully offset by a € 59 billion reduction in positive market values from derivative financial instruments, primarily due to shifts in U.S. dollar, euro and pound sterling yield curves over the quarter.

Whilst from an overall perspective loans remained virtually unchanged over the first quarter 2013, further reductions in NCOU were almost fully offset by a € 5 billion increase in GTB, predominantly in Trade Finance reflecting GTB’s growth strategy.

Foreign exchange rate movements (included in numbers above), in particular of the U.S. dollar versus the euro, contributed € 20 billion to the growth of our balance sheet in the first three months 2013.

Movements in Liabilities

As of March 31, 2013, total liabilities increased marginally by € 9 billion compared to year-end 2012.

Brokerage and securities related payables were up € 54 billion compared to December 31, 2012, whilst negative market values from derivative financial instruments declined by € 58 billion, primarily due to the same reasons driving the movements in brokerage and securities related receivables and positive market values from derivative financial instruments as outlined above.

Trading liabilities contributed another € 12 billion to the overall growth in the first quarter of 2013, with more than half of the increase relating to debt securities.

Deutsche Bank	Management Report	10
Interim Report as of March 31, 2013	Operating and Financial Review

The € 9 billion reduction in long-term debt largely reflects the concentration of 2013 capital markets maturities in the first quarter.

Equity

Total equity as of March 31, 2013 increased by € 1.8 billion compared to December 31, 2012. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 1.7 billion and unrealized net gains recognized in accumulated other comprehensive income of € 664 million. Partly offsetting were net negative changes in share awards of € 331 million, which are recorded in additional paid-in capital and remeasurement losses related to defined benefit plans of € 194 million, which are recorded in retained earnings. The increase in accumulated other comprehensive income was mainly attributable to positive effects from exchange rate changes of € 415 million namely related to the U.S. dollar.

Regulatory Capital

Starting December 31, 2011, the calculation of our regulatory capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Require- ments Directive 3, also known as “Basel 2.5”.

Tier 1 capital as of March 31, 2013 was € 51.9 billion, € 1.4 billion higher than at the end of 2012, resulting in a Tier 1 capital ratio of 16.0 % as of March 31, 2013, up from 15.1 % at December 31, 2012. Common Equity Tier 1 capital increased in the first three months of 2013 by € 1.3 billion to € 39.3 billion, resulting in a Common Equity Tier 1 capital ratio of 12.1 % as of March 31, 2013, compared to 11.4 % at the end of 2012.

The main driver of the increase in Tier 1 capital and Common Equity Tier 1 capital (also referred to as Core Tier 1 capital) in the first quarter of 2013 was the net income attributable to Deutsche Bank shareholders of € 1.7 billion, partially offset by a remeasurement loss resulting from defined benefit plans of € 194 million.

Risk-weighted assets were € 325 billion as of March 31, 2013, € 8.7 billion lower than at the end of 2012, largely reflecting reductions in credit risk. Risk-weighted assets for credit risk decreased by € 14.1 billion, primarily due to asset sales and hedging as well as model enhancements. The decrease was partly offset by organic growth in the core businesses and the effects of exchange rate movements. Additionally, risk-weighted assets for market risk increased by € 4.4 billion mainly driven by higher risk levels in relation to our internal stressed value-at-risk models. Risk-weighted assets for operational risk increased to € 53 billion as of March 31, 2013, compared to € 52 billion at year-end 2012.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of March 31, 2013 and December 31, 2012 the carrying value of reclassified assets was € 15.3 billion and € 17.0 billion, respectively, compared with a fair value of € 14.3 billion and € 15.4 billion as of March 31, 2013 and December 31, 2012, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Deutsche Bank	Management Report	11
Interim Report as of March 31, 2013	Operating and Financial Review

Monoline exposure related to U.S. residential mortgages[1,2]	Mar 31, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]

AA Monolines:[4]
Other subprime	113	41	(8)	33	112	47	(11)	36
Alt-A	2,981	1,073	(117)	956	3,011	1,181	(191)	990

Total AA Monolines	3,094	1,114	(125)	989	3,123	1,228	(202)	1,026

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 11 million as of March 31, 2013 and € 11 million as of December 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Other Monoline exposure[1,2]	Mar 31, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]

AA Monolines:[4]
TPS-CLO	2,015	504	(59)	445	2,441	575	(101)	474
CMBS	1,121	(1)	–	(1)	1,092	2	–	2
Student loans	305	–	–	–	297	29	(3)	26
Other	880	265	(117)	148	882	274	(127)	147

Total AA Monolines	4,321	768	(176)	592	4,712	880	(231)	649

Non Investment- Grade Monolines:[4]
TPS-CLO	453	126	(30)	96	455	147	(40)	107
CMBS	3,380	45	(19)	26	3,377	92	(28)	64
Corporate single name/Corporate CDO	8	–	–	–	12	–	–	–
Student loans	655	148	(23)	125	1,284	534	(170)	364
Other	1,087	159	(46)	113	1,084	185	(66)	119

Total Non Investment- Grade Monolines	5,583	478	(118)	360	6,212	958	(304)	654

Total	9,904	1,246	(294)	952	10,924	1,838	(535)	1,303

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 36 million as of March 31, 2013, and € 40 million as of December 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

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Significant Transactions

BHF-BANK

On September 20, 2012, the Group announced that it has reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Closing is not expected to occur before the publication of this Interim Report.

For further details, please refer to the section “Other Financial Information” of this Interim Report.

Events after the Reporting Date

We have announced an intention to place up to 90 million newly issued shares from our authorized capital in institutional private placements. This transaction is expected to add approximately € 2.8 billion to our Core Tier 1 capital and increase our pro forma fully loaded Basel 3 Core Tier 1 ratio from 8.8 % as at March 31, 2013 to approximately 9.5%. In addition, we plan to create approximately € 2 billion of subordinated capital over the next twelve months.

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Interim Report as of March 31, 2013	Risk Report

Risk Report

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged, can be found in our Financial Report 2012.

General Approach

The qualitative and quantitative risk disclosures provide a comprehensive view on the risk profile of Deutsche Bank Group. All quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates March 31, 2013 and December 31, 2012.

With the legally enforceable domination agreement between Deutsche Bank and Postbank in place since September 2012, Postbank´s risk management function has been functionally integrated in our risk function, e.g., regarding functional reporting lines, joint committee structure and group-wide policies. Statements regarding risk management hence generally refer to the Group including Postbank. In limited instances where differing approaches remain or where a consolidated view for quantitative information cannot be presented, this is separately highlighted.

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force (“EDTF”) was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we also implement certain of these disclosure recommendations into this quarterly Risk Report.

Scope of Consolidation

The following sections providing quantitative information refer to our financial statements in accordance with International Financial Reporting Standards. Consequently, the reporting is generally based on the IFRS principles of valuation and consolidation. However, for a few disclosures, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail in our Financial Report 2012. Where the regulatory relevant scope is used this is explicitly stated.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk, business risk (including tax and strategic risk), reputational risk and liquidity risk. We manage the identification, assessment and mitigation of top and emerging risks through a rigorous governance process and robust risk management tools and processes. Our proactive approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed through a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture risks that have an impact across our risk inventories and business divisions or those that are relevant only to specific portfolios.

Current portfolio wide risks on which we continue to focus include: the potential escalation of the European sovereign debt crisis, the impact of a potential US fiscal austerity shock, a potential slowdown in Asian growth and the potential risk of a steep oil price increase resulting from a geopolitical shock. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks is made

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through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize.

The year 2012 saw increased regulation in the financial services industry and the first quarter of 2013 has confirmed that this trend is likely to continue through 2013. We are focused on ensuring that we act proactively to identify potential political and regulatory changes and assess the possible impact on our business model or processes.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in the first three months of 2013 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting our strategic management initiatives. This approach is reflected across the different risk metrics summarized below.

Credit Risk Summary

—

In our efforts to manage the ongoing volatile macroeconomic environment we have adhered to core credit principles of proactive and prudent risk management through maintenance of strong underwriting standards, active concentration risk management and risk mitigation strategies.

—

Despite concerns related to the European sovereign crisis, the relatively resilient German and US economies, a diversified and predominantly investment-grade-rated portfolio and active de-risking of more vulnerable assets has allowed us to contain credit losses.

—

Our provision for credit losses in the first three months of 2013 was € 354 million, a € 40 million increase compared to the same period of 2012. The provision for credit losses in our Core business amounted to € 267 million in the first three months of 2013, an increase of € 44 million compared to the same period of 2012 and was driven by a one-off item in GTB which was partially offset by lower provisions required in PBC mainly a result of the continued robust performance in the German retail portfolio. The level of provisions for credit losses in the first quarter 2013 for our NCOU slightly reduced to € 87 million.

—	Our corporate credit loan exposure decreased by 1.2 % or € 2.7 billion in the first three months of 2013 mainly due to a reduction in IAS 39 reclassified exposure.
—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 72 % at March 31, 2013, marginally lower compared to December 31, 2012.
—

The economic capital usage for credit risk decreased to € 11.3 billion as of March 31, 2013, compared to € 12.6 billion at year-end 2012 reflecting operating model improvements and exposure reductions, primarily in NCOU.

Market Risk Summary

—

Nontrading market risk economic capital usage totalled € 8.3 billion as of March 31, 2013, compared to € 8.5 billion at year-end 2012. The decrease is primarily driven by de-risking activities in the NCOU.

—

The economic capital usage for trading market risk totalled € 4.9 billion as of March 31, 2013, compared with € 4.7 billion at year-end 2012. The increase is mainly driven by slightly higher exposures for traded default risk.

—

The average value-at-risk of our trading units was € 59.3 million during the first three months of 2013, compared to € 57.1 million for the full year 2012 mainly due to a lower level of diversification benefit across the portfolio.

Operational Risk Summary

—

The economic capital usage for operational risk increased to € 5.1 billion as of March 31, 2013, compared to € 5.0 billion at year-end 2012. This is mainly due to increased litigation provisions relating to events over the past decade. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

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Liquidity Risk Summary

—	Liquidity reserves were € 230 billion as of March 31, 2013, which support a comfortable net liquidity position under stress.
—	Capital markets issuance activities in the first three months 2013 amounted to € 6 billion as compared to a planned volume of € 18 billion for the full year 2013.
—	61 % of our overall funding came from the funding sources we categorize as the most stable including long-term issuance, retail and transaction banking deposits.

Capital Management Summary

—	The Common Equity Tier 1 capital (also referred to as Core Tier 1 capital) ratio was 12.1 % as of March 31, 2013, compared to 11.4 % at year-end 2012.
—

Risk-weighted assets decreased by € 8.7 billion to € 325 billion as of March 31, 2013, compared to € 334 billion at year-end 2012, mainly driven by a € 14.1 billion decrease in risk-weighted assets from credit risk, primarily due to asset sales and hedging as well as model enhancements.

—

The internal capital adequacy ratio, signifying whether the total capital supply is sufficient to cover the capital demand determined by our risk positions, increased to 166 % as of March 31, 2013, compared to 158 % as of December 31, 2012.

—

After achieving a Basel 3 pro forma fully loaded Common Equity Tier 1 ratio of 7.8 % by year-end 2012, ahead of our stated target of 7.2%, we also revised our March 31, 2013 target from above 8.0 % to 8.5%, primarily driven by lower capital demand. Our Basel 3 pro forma fully loaded Common Equity Tier 1 ratio increased to 8.8 % as of March 31, 2013.

Balance Sheet Management Summary

—

As of March 31, 2013, our adjusted leverage ratio was 21, improved compared to year-end 2012, and well below our target leverage ratio of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 36 as of March 31, 2013, also an improvement compared to year end 2012.

Risk Profile

Our mix of various business activities implies diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before cross-risk effects on group level. The changes from year-end 2012 mainly reflect our de-risking strategy as well as operating model improvements.

Risk profile of our business areas as measured by total economic capital

	Mar 31, 2013
	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	14	6	1	14	6	0	11,298	41

Market Risk	16	1	5	12	10	4	13,262	48

Operational Risk	8	0	2	1	8	–	5,100	19

Diversification Benefit	(6)	(1)	(1)	(2)	(6)	(0)	(4,513)	(16)

Business Risk	8	–	0	–	–	–	2,307	8

Total EC in € m.	11,053	1,657	2,037	6,849	4,757	1,101	27,454	100
in %	40	6	7	25	18	4	100	–

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	Dec 31, 2012
	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	17	5	1	13	8	0	12,574	44

Market Risk	14	1	5	11	10	5	13,185	46

Operational Risk	7	0	2	1	7	–	5,018	17

Diversification Benefit	(5)	(1)	(1)	(2)	(6)	(0)	(4,435)	(15)

Business Risk	8	–	0	–	–	–	2,399	8

Total EC in € m.	11,766	1,456	2,009	6,720	5,459	1,331	28,741	100
in %	41	5	7	23	19	5	100	–

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading activities, in particular market risk from position taking and credit risk primarily from derivatives exposure. Further credit risks originate from lending to corporates and financial institutions. Under CB&S’ current business model, the remainder is divided equally between operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively.

Global Transaction Banking (GTB) has the lowest risk (as measured by economic capital) of all our segments. GTB’s focus on trade finance implies that the vast majority of its risk originates from credit with a small portion from market risk mainly in derivatives positions.

The main risk driver of Asset & Wealth Management’s (AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise AWM’s advisory and commission focused business attracts primarily operational risk.

In contrast to this, Private & Business Clients’ (PBC) risk profile is comprised of credit risk from retail and SME lending and nontrading market risk from Postbank’s investment portfolio.

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

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Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Mar 31, 2013
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	46,064	18,911	9,748	22,629	33,320	130,672

iA	0.04-0.11%	44,447	36,747	21,417	20,377	7,362	130,350

iBBB	0.11-0.50%	52,153	36,757	21,653	7,746	3,538	121,847

iBB	0.50-2.27%	46,115	27,329	11,774	6,270	2,031	93,519

iB	2.27-10.22%	17,304	11,471	4,713	2,170	82	35,740

iCCC and below	10.22-100%	13,235	1,496	2,356	1,046	90	18,223

Total		219,318	132,711	71,661	60,238	46,423	530,351

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category CCC and below amounting to € 5.8 billion as of March 31, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 11.0 billion as of March 31, 2013.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2012
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	49,386	20,233	9,064	23,043	30,054	131,780

iA	0.04-0.11%	42,611	37,456	19,192	22,308	8,186	129,753

iBBB	0.11-0.50%	53,539	37,754	21,304	7,713	3,788	124,098

iBB	0.50-2.27%	45,624	22,631	11,457	5,778	1,749	87,239

iB	2.27-10.22%	17,997	10,068	4,886	2,415	227	35,593

iCCC and below	10.22-100%	12,907	1,515	2,455	1,187	151	18,215

Total		222,064	129,657	68,358	62,444	44,155	526,678

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category CCC and below amounting to € 6.1 billion as of December 31, 2012.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure during the first three months of 2013 of € 3.7 billion or 0.7 % which primarily reflects increases in contingent liabilities of € 3.3 billion, irrevocable commitments of € 3.1 billion, debt securities available for sale of € 2.3 billion, partly offset by decreases in loans of € 2.7 billion and OTC derivatives of € 2.2 billion. The increase in irrevocable commitments and contingent liabilities is mainly from foreign exchange rate changes. Loan reductions were predominantly due to sales of exposures reclassified in accordance with IAS 39 in the first three months of 2013. Lower exposures in OTC derivatives were mainly a result of shifts in U.S. dollar, euro and pound sterling yield curves over the quarter.

Counterparty Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (“EAD”) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The line item “Other exposures” contains predominantly collective investment undertakings, equity exposures and non-credit obligations treated under the other internal rating based approach (IRBA) as well as remaining exposures classes for the standardized approach which do not fall under central governments, institutions, corporates or retail. The information provided in this section about the regulatory assessment of counterparty credit risk is based upon regulatory principles of consolidation.

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EAD and RWA according to the model approaches applied to our credit risk portfolios

	Mar 31, 2013
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	123,171	4,204	83	21	–	–	84,488	91	207,742	4,316	345

Institutions	66,844	8,862	19,548	2,747	–	–	6,474	533	92,866	12,142	971

Corporates	283,703	77,623	11,064	6,891	17,619	10,926	29,417	17,967	341,803	113,407	9,073

Retail exposures secured by real estate property	148,639	20,566	–	–	–	–	5,364	2,343	154,003	22,909	1,833

Qualifying revolving retail exposures	4,733	637	–	–	–	–	–	–	4,733	637	51

Other retail exposures	32,762	15,505	–	–	–	–	9,155	5,723	41,917	21,229	1,698

Other exposures	–	–	–	–	9,266	10,915	47,350	16,725	56,616	27,639	2,211

Securitizations	60,590	11,290	–	–	–	–	2,701	1,531	63,290	12,820	1,026

Total	720,442	138,686	30,695	9,659	26,885	21,841	184,950	44,913	962,971	215,099	17,208

Thereof counterparty credit risk from	152,596	30,199	6,260	603	688	608	13,464	1,850	173,008	33,260	2,661

Derivatives	88,843	28,106	1,304	526	688	608	11,076	1,773	101,911	31,013	2,481

Securities financing transactions	63,753	2,092	4,955	77	–	–	2,389	78	71,097	2,247	180

	Dec 31, 2012
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	103,199	3,762	112	35	–	–	100,612	379	203,923	4,176	334

Institutions	65,856	8,946	22,658	3,156	–	–	4,619	230	93,133	12,331	987

Corporates	281,190	81,646	11,936	7,349	17,672	10,957	26,392	18,640	337,191	118,593	9,487

Retail exposures secured by real estate property	145,828	20,164	–	–	–	–	6,253	2,728	152,080	22,891	1,831

Qualifying revolving retail exposures	4,550	623	–	–	–	–	–	–	4,550	623	50

Other retail exposures	32,716	15,259	–	–	–	–	10,604	6,564	43,320	21,823	1,746

Other exposures	–	–	–	–	9,937	11,635	27,830	22,342	37,767	33,977	2,718

Securitizations	62,549	13,325	–	–	–	–	2,720	1,457	65,269	14,782	1,183

Total	695,887	143,725	34,707	10,539	27,609	22,592	179,030	52,340	937,232	229,196	18,336

Thereof counterparty credit risk from	143,190	32,711	8,471	736	726	636	13,485	1,906	165,872	35,989	2,879

Derivatives	87,857	30,870	1,552	595	726	636	10,658	1,696	100,792	33,797	2,704

Securities financing transactions	55,333	1,841	6,919	140	–	–	2,827	210	65,079	2,191	175

The increase in exposure at default under the advanced IRBA in the central governments segment is primarily due to an increase in interest earning deposits with central banks. The RWA decrease in the standardized approach is primarily due to de-risking initiatives in our pension assets which are reflected in the other exposures segment.

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Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates excluding counterparty credit risk exposures from derivatives and securities financing transactions (SFT), distributed on our internal rating scale, showing also the PD range for each grade. Our internal ratings correspond to the respective external Standard & Poors rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and LGD, the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Mar 31, 2013						Dec 31, 2012

Internal rating	PD range in %[1]	EAD net	Average PD in %[2]	Average LGD in %	RWA	Average RW in %	EAD net	Average PD in %[2]	Average LGD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	7,519	0.03	16.82	366	4.87	6,209	0.03	21.99	332	5.35

iAA+	> 0.01 ≤ 0.02	3,829	0.03	23.27	223	5.82	4,018	0.03	31.40	290	7.23

iAA	> 0.02 ≤ 0.03	6,099	0.03	18.37	290	4.76	6,406	0.03	19.20	333	5.19

iAA-	> 0.03 ≤ 0.04	11,300	0.04	27.67	824	7.29	12,073	0.04	27.36	939	7.78

iA+	> 0.04 ≤ 0.05	10,883	0.05	30.44	1,226	11.27	12,553	0.05	30.89	1,543	12.29

iA	> 0.05 ≤ 0.07	14,314	0.07	30.94	1,981	13.84	14,201	0.07	30.99	2,152	15.16

iA-	> 0.07 ≤ 0.11	18,763	0.09	35.85	3,726	19.86	20,571	0.09	37.20	4,503	21.89

iBBB+	> 0.11 ≤ 0.18	18,431	0.14	31.92	4,367	23.69	18,108	0.14	32.92	4,676	25.82

iBBB	> 0.18 ≤ 0.30	19,459	0.23	26.54	5,058	25.99	19,811	0.23	27.15	5,121	25.85

iBBB-	> 0.30 ≤ 0.50	13,932	0.39	28.18	4,736	33.99	13,699	0.39	29.28	4,939	36.06

iBB+	> 0.50 ≤ 0.83	10,364	0.64	28.90	5,036	48.59	10,284	0.64	28.43	4,966	48.29

iBB	> 0.83 ≤ 1.37	10,355	1.07	25.56	5,471	52.83	10,388	1.07	24.13	5,331	51.32

iBB-	> 1.37 ≤ 2.27	11,377	1.76	24.46	5,516	48.48	13,386	1.76	23.01	6,191	46.25

iB+	> 2.27 ≤ 3.75	5,934	2.92	21.53	3,907	65.84	6,154	2.92	20.14	3,743	60.83

iB	> 3.75 ≤ 6.19	5,329	4.82	20.16	3,839	72.04	5,305	4.82	19.46	3,673	69.23

iB-	> 6.19 ≤ 10.22	3,167	7.95	20.95	2,714	85.70	3,362	7.95	19.71	2,731	81.26

iCCC+	> 10.22 ≤ 16.87	1,614	13.00	15.95	1,315	81.48	1,485	13.00	16.16	1,210	81.47

iCCC	> 16.87 ≤ 27.84	545	22.00	26.03	851	156.20	682	22.00	24.09	972	142.56

iCCC-	> 27.84 ≤ 99.99	941	31.00	9.17	496	52.68	1,612	31.00	6.88	637	39.53

Default	100.00	7,552	100.00	29.50	1,876	24.85	7,141	100.00	28.73	1,664	23.30

Total		181,710	5.18	27.52	53,815	29.62	187,450	4.94	27.98	55,958	29.85

[1]	Reflects the probability of default for a one year time horizon.
[2]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are largely collateralized.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with Corporates excluding counterparty credit risk exposures from derivatives and SFT, distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

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EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)	Mar 31, 2013					Dec 31, 2012

Internal rating	PD range in % [1]	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	–	–	–	–	–	–	–	–

iAA+	> 0.01 ≤ 0.02	–	–	–	–	–	–	–	–

iAA	> 0.02 ≤ 0.03	42	0.03	7	15.31	37	0.03	6	15.31

iAA-	> 0.03 ≤ 0.04	15	0.04	3	18.21	13	0.04	2	18.44

iA+	> 0.04 ≤ 0.05	–	–	–	–	–	–	–	–

iA	> 0.05 ≤ 0.07	346	0.06	76	22.07	225	0.06	50	22.12

iA-	> 0.07 ≤ 0.11	1,428	0.10	453	31.72	1,341	0.10	427	31.86

iBBB+	> 0.11 ≤ 0.18	1,201	0.15	471	39.21	1,194	0.15	469	39.30

iBBB	> 0.18 ≤ 0.30	2,735	0.23	1,377	50.33	2,938	0.23	1,481	50.41

iBBB-	> 0.30 ≤ 0.50	1,720	0.38	1,115	64.85	2,226	0.38	1,447	64.99

iBB+	> 0.50 ≤ 0.83	1,738	0.69	1,461	84.07	1,796	0.69	1,536	85.53

iBB	> 0.83 ≤ 1.37	620	1.23	646	104.28	634	1.23	663	104.64

iBB-	> 1.37 ≤ 2.27	288	2.06	351	121.56	291	2.06	357	122.63

iB+	> 2.27 ≤ 3.75	–	–	–	–	–	–	–	–

iB	> 3.75 ≤ 6.19	72	3.78	104	145.55	77	3.78	115	149.52

iB-	> 6.19 ≤ 10.22	42	7.26	71	170.27	45	7.26	78	174.28

iCCC+	> 10.22 ≤ 16.87	15	12.76	31	207.86	10	12.76	19	198.09

iCCC	> 16.87 ≤ 27.84	194	18.00	483	249.61	160	18.00	452	282.66

iCCC-	> 27.84 ≤ 99.99	–	–	–	–	–	–	–	–

Default	100.00	261	100.00	–	–	551	100.00	–	–

Total		10,717	3.22	6,649	62.04	11,538	5.48	7,102	61.55

[1]	Reflects the probability of default for a one year time horizon.

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns around sovereign risk caused by the wider European sovereign debt crisis as evidenced by widening and volatile credit default swap spreads. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined in our Financial Report 2012. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured

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note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.
—

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Mar 31, 2013	Dec 31, 2012
Greece	617	646

Ireland	1,361	1,443

Italy	17,650	19,068

Portugal	1,439	1,187

Spain	10,789	12,664

Total	31,856	35,008

Net credit risk exposure with certain eurozone countries is down € 3.2 billion since year-end 2012. This was primarily driven by decreases in Spain and Italy from lower trading positions as well as reductions, largely in Spain, related to corporates and financial institutions exposure in the Postbank portfolio. Cyprus credit exposure stands at € 26 million (risk management view) and will continue to be closely monitored in light of the banking sector restructuring, ongoing capital controls and the impact of these on macro fundamentals which may further impact creditworthiness more broadly in the country.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically under collateral agreements, with the majority of Spanish financial institution exposure being covered bonds. Sovereign exposure is moderate and principally in Italy and Spain.

The following tables, which are based on the country of domicile view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail category, but also for financial institutions predominantly in relation to derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included within the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not lend itself to a disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

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Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[2]
in € m.	Mar 31, 2013	Dec 31, 2012[1]	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	Dec 31, 2012
Greece
Gross	59	40	588	715	1,264	1,501	9	9	5	–	1,925	2,265
Undrawn	–	–	12	8	127	160	3	2	–	–	142	170
Net	59	39	66	67	286	356	3	3	5	–	419	465

Ireland
Gross	1,020	932	1,151	1,438	7,239	6,612	56	56	4,325[3]	4,300[3]	13,791	13,338
Undrawn	–	–	16	14	2,152	1,581	3	2	498[3]	366[3]	2,669	1,963
Net	525	400	845	1,016	5,514	4,768	7	7	3,017[3]	2,922[3]	9,908	9,113

Italy
Gross	2,268	3,059	6,622	7,154	8,063	8,740	19,991	20,291	551	149	37,495	39,393
Undrawn	1	1	799	809	3,044	3,162	211	261	2	–	4,057	4,233
Net	2,171	2,969	2,317	3,263	5,562	6,653	7,548	7,749	483	(51)	18,081	20,583

Portugal
Gross	291	258	413	456	1,560	1,548	2,356	2,375	118	33	4,738	4,670
Undrawn	–	–	10	52	198	188	34	5	6	–	248	245
Net	291	153	353	322	852	769	354	501	117	32	1,967	1,777

Spain
Gross	1,069	1,659	5,570	5,605	9,713	10,296	10,905	11,106	800	221	28,057	28,887
Undrawn	4	–	576	563	2,803	2,684	521	547	3	–	3,907	3,794
Net	1,065	1,659	3,299	3,683	6,997	7,683	1,759	1,789	731	149	13,851	14,963

Total gross	4,707	5,948	14,344	15,368	27,839	28,697	33,317	33,837	5,799	4,703	86,006	88,553
Total undrawn	5	1	1,413	1,446	8,324	7,775	772	817	509	366	11,023	10,405
Total net [4]	4,111	5,220	6,880	8,351	19,211	20,229	9,671	10,049	4,353	3,052	44,226	46,901

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2012. There are no other sovereign related impaired exposures included.
[2]	Approximately 72 % of the overall exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[4]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 208 million as of March 31, 2013 and € 231 million as of December 31, 2012.

Total net exposure to the above selected eurozone countries decreased by € 2.7 billion in the first three months of 2013 driven largely by sovereign exposure reductions in Italy and Spain, partly offset by increases in corporates in Ireland and to a lesser extent in Portugal.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Mar 31, 2013
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	258	220	17	5	74	90	406

Ireland	2,387	2,380	3,251	1,221	1,159	3,146	11,157

Italy	10,881	10,108	3,626	1,792	4,272	(3,056)	16,742

Portugal	802	762	357	209	288	461	2,077

Spain	5,821	5,243	3,063	2,792	832	1,891	13,821

Total	20,149	18,713	10,314	6,019	6,625	2,532	44,203

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

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	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	324	296	23	5	58	73	455

Ireland	2,188	2,181	2,982	978	1,387	3,048	10,576

Italy	11,345	10,615	3,817	1,585	4,132	(2,145)	18,004

Portugal	939	901	379	202	323	437	2,242

Spain	5,986	5,481	3,263	3,254	591	1,970	14,559

Total	20,782	19,474	10,464	6,024	6,491	3,383	45,836

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2012.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Notional amounts			Mar 31, 2013	Notional amounts			Dec 31, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,521	(1,508)	13	(8)	1,396	(1,386)	10	(8)

Ireland	9,120	(10,368)	(1,248)	27	8,280	(9,743)	(1,463)	55

Italy	68,503	(67,165)	1,338	157	60,638	(58,059)	2,579	145

Portugal	11,781	(11,892)	(111)	(11)	10,744	(11,209)	(465)	(5)

Spain	33,261	(33,231)	30	(10)	30,408	(30,004)	404	(8)

Total	124,186	(124,164)	22	155	111,466	(110,401)	1,065	179

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Mar 31, 2013				Dec 31, 2012
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	59	–	59	–	39	–	39	–

Ireland	419	106	525	(5)	355	45	400	(4)

Italy	768	1,403	2,171	185	847	2,122	2,969	159

Portugal	233	58	291	(9)	258	(105)	153	(4)

Spain	1,007	58	1,065	(11)	1,544	115	1,659	(4)

Total	2,486	1,625	4,111	160	3,043	2,177	5,220	147

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The decrease compared to year-end 2012 mainly reflects market making activities and fair value changes from market price movements occurring within the first three months of 2013. The exposure decrease to Italy primarily reflects changes in the levels of market making related positions in sovereign debt.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of March 31, 2013, amounted to € 820 million for Italy and € 614 million for Spain and, as of December 31, 2012 amounted to € 797 million for Italy and € 591 million for Spain.

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Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Mar 31, 2013			Dec 31, 2012
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	46	13	59	24	15	39

Ireland	112	–	112	28	27	55

Italy [2]	(4,383)	3,590	(793)	(3,974)	3,279	(695)

Portugal	140	42	182	150	59	209

Spain	160	27	187	734	29	763

Total	(3,925)	3,672	(253)	(3,038)	3,409	371

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Mar 31, 2013			Dec 31, 2012
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income
Greece	–	–	–	–	–	–

Ireland	313	213	–	300	213	–

Italy	736	720	–	741	720	–

Portugal	52	47	–	48	46	–

Spain	209	194	–	201	194	–

Total	1,310	1,174	–	1,290	1,173	–

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	Dec 31, 2012
Consumer credit exposure Germany:	140,807	139,939	0.77%	0.84%	0.28%	0.29%
Consumer and small business financing	20,249	20,137	0.94%	1.20%	1.22%	1.20%
Mortgage lending	120,558	119,802	0.74%	0.78%	0.13%	0.14%

Consumer credit exposure outside Germany	39,782	40,065	4.74%	4.58%	0.68%	0.66%
Consumer and small business financing	13,106	13,448	9.50%	9.01%	1.58%	1.52%
Mortgage lending	26,677	26,617	2.41%	2.34%	0.24%	0.23%

Total consumer credit exposure[1]	180,590	180,004	1.65%	1.67%	0.37%	0.38%

[1]	Includes impaired loans amounting to € 4.3 billion as of March 31, 2013 and € 4.2 billion as of December 31, 2012.

From year-end 2012 to March 31, 2013 the volume of our consumer credit exposure excluding Postbank increased by € 0.7 billion, or 0.7%, mainly driven by our mortgage lending activities in Germany (up € 0.9 billion). As part of our de-risking strategy the credit exposure in Spain decreased by € 187 million and in Italy by € 144 million. The consumer credit exposure of Postbank decreased slightly by € 115 million, or 0.1%.

The 90 days or more past due ratio in Germany declined driven mainly by a sale of non-performing loans, in addition to benefiting from the favourable economic environment. Apart from the economic development in the rest of Europe the increase in the ratio outside Germany is mainly driven by changes in the charge-off criteria for certain portfolios in 2009. Loans, which were previously fully charged-off upon reaching 270 days past due (180 dpd for credit cards), are now provisioned based on the level of historical loss rates derived from observed recoveries of formerly charged off similar loans. This leads to an increase in 90 days or more past due

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exposure as it is increasing the time until the respective loans are completely charged-off. Assuming no change in the underlying credit performance, the effect will continue to increase the ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change.

The reduction of net credit costs as a percentage of total exposure is mainly driven by the favourable economic developments in the German market.

Asset Quality

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

As a result of consolidations we acquired certain loans for which an impairment had been established previously by the consolidated entities. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired loans.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

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For further details regarding our accounting treatment regarding impairment loss and allowance for credit losses please refer to Note 01 “Significant Accounting Policies” of our Financial Report 2012.

Impaired loans by region

	Mar 31, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,769	1,831	3,600	1,822	1,793	3,615

Western Europe (excluding Germany)	3,224	2,314	5,538	3,276	2,200	5,476

Eastern Europe	132	190	322	137	207	344

North America	487	3	490	624	2	626

Central and South America	42	–	42	41	–	41

Asia/Pacific	124	4	128	229	4	233

Africa	–	1	1	–	–	–

Other	–	–	–	–	–	–

Total	5,778	4,343	10,121	6,129	4,206	10,335

Impaired loans by industry sector

	Mar 31, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	23	–	23	53	–	53

Fund management activities	43	1	44	127	1	128

Manufacturing	677	205	882	720	206	926

Wholesale and retail trade	482	209	691	355	199	554

Households	497	3,249	3,746	562	3,145	3,707

Commercial real estate activities	2,759	279	3,038	3,087	271	3,358

Public sector	–	–	–	–	–	–

Other	1,297	400	1,697	1,225	384	1,609

Total	5,778	4,343	10,121	6,129	4,206	10,335

Development of Impaired Loans

	Three months ended Mar 31, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	6,129	4,206	10,335	6,262	3,808	10,070

Classified as impaired during the year [1]	1,080	878	1,958	2,860	1,912	4,772

Transferred to not impaired during the year [1]	(1,223)	(621)	(1,844)	(1,932)	(930)	(2,862)

Charge-offs	(96)	(55)	(151)	(798)	(483)	(1,281)

Disposals of impaired loans	(108)	(52)	(160)	(249)	(122)	(371)

Exchange rate and other movements	(4)	(13)	(17)	(14)	21	7

Balance, end of period	5,778	4,343	10,121	6,129	4,206	10,335

[1]	Includes repayments.

Our impaired loans decreased by € 214 million to € 10.1 billion in the first quarter 2013 as a result of net decrease in impaired loans of € 46 million as well as charge-offs of € 151 million and exchange rate movements by € 17 million. The overall decrease mainly results from a € 351 million reduction in individually assessed impaired loans partly offset by a €137 million increase in collectively assessed impaired loans. The reduction in individually assessed impaired loans is mainly driven by commercial real estate activities in North America and Asia/Pacific partly compensated by increases in wholesale and retail trade in Western Europe. The increase in collectively assessed impaired loans mainly stems from Households in Western Europe and Germany.

The impaired loan coverage ratio increased from 45 % to 48 % which is mainly attributable to Postbank. At change of control, all loans classified as impaired by Postbank were classified as performing by Deutsche Bank and also initially recorded at fair value. Increases in provisions after change of control at the Postbank level resulted in an impairment of the full loan from a Deutsche Bank consolidated perspective, but with an

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allowance being built for only the incremental provision, resulting into a lower coverage ratio. Due to subsequent improvements in credit quality of these assets this effect has been partially reversed. In addition, the overall increased level of our allowance for loan losses contributed to the coverage ratio increase.

Our impaired loans included € 1.4 billion among the loans reclassified to loans and receivables in accordance with IAS 39. This position decreased by € 147 million, which is mainly attributable to the commercial real estate sector in Asia /Pacific and was partially due to sales and charge-offs.

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Three months ended Mar 31, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	233	111	344	2	9	11	354
thereof: (Gains)/Losses from disposal of impaired loans	10	(36)	(26)	–	–	–	(26)

Net charge-offs:	(96)	(55)	(151)	–	–	–	(151)
Charge-offs	(105)	(118)	(223)	–	–	–	(223)
Recoveries	9	63	72	–	–	–	72

Changes in the group of consolidated companies	–	–	–	–	–	–	–

Exchange rate changes/other	(15)	(7)	(22)	0	1	1	(21)

Balance, end of period	2,389	2,474	4,863	120	106	226	5,089

Changes compared to prior year

Provision for credit losses
absolute	49	(29)	20	12	8	20	40
relative	27%	(21%)	6%	(120%)	800%	(222%)	13%

Net charge-offs
absolute	178	41	219	–	–	–	219
relative	(65%)	(43%)	(59%)	–	–	–	(59%)

In a volatile economic environment our credit standards have kept new provisions for loan losses under control. This included pro-active management of the homogeneous retail portfolios as well as strict underwriting standards in CB&S and continued diligent monitoring of higher risk exposures. This includes the NCOU where we continue to actively de-risk higher risk assets.

Our allowance for credit losses was € 5.1 billion as at March 31, 2013, thereof 96 % or € 4.9 billion related to our loan portfolio and 4 % or € 226 million to off-balance sheet positions (predominantly loan commitments and guarantees). Our allowance for loan losses as of March 31, 2013 was € 4.9 billion, 51 % of which is related to collectively assessed and 49 % to individually assessed loan losses. The increase in our allowance for loan losses of € 171 million mainly relates to € 344 million of additional loan loss provisions partly offset by € 151 million of charge-offs. Our allowance for off-balance sheet positions increased by € 11 million compared to the prior year due to additional provisions mainly in our collectively assessed portfolio.

Provisions for credit losses recorded in the first quarter 2013 increased by € 40 million or 13 % to € 354 million compared to the first quarter 2012. The overall loan loss provisions increased by € 20 million or 6 % in the first quarter 2013 compared to the first quarter 2012. This increase was driven by our individually assessed loan portfolio and is a result of a single client charge recorded in GTB. The reduction of loan loss provisions of € 29 million in our collectively assessed loan portfolio was mainly driven by asset sales in our portfolio of non-impaired IAS 39 reclassified assets, which are part of our NCOU. Our overall provisions for off-balance sheet

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Interim Report as of March 31, 2013	Risk Report

positions increased by € 20 million compared to previous year’s first quarter due to lower releases of previously established allowances in both portfolios for individually as well as for collectively assessed loans.

Net charge-offs decreased by € 219 million or 59 % in the first quarter 2013 due to prior year’s high level of charge-offs which were driven by a large charge-off related to a single client.

Development of allowance for credit losses

	Three months ended Mar 31, 2012
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,011	2,147	4,158	127	98	225	4,383

Provision for credit losses	184	140	324	(10)	1	(9)	314
thereof: (Gains)/Losses from disposal of impaired loans	1	(51)	(50)	–	–	–	(50)

Net charge-offs:	(274)	(96)	(370)	–	–	–	(370)
Charge-offs	(283)	(179)	(462)	–	–	–	(462)
Recoveries	9	83	92	–	–	–	92

Changes in the group of consolidated companies	–	–	–	–	–	–	–

Exchange rate changes/other	(35)	1	(34)	(0)	(1)	(1)	(35)

Balance, end of period	1,887	2,190	4,077	117	97	214	4,291

Changes compared to prior year

Provision for credit losses
absolute	30	(75)	(45)	(15)	2	(13)	(58)
relative	19%	(35%)	(12%)	(300%)	(200%)	(325%)	(16%)

Net charge-offs
absolute	(145)	5	(140)	–	–	–	(140)
relative	112%	(5%)	61%	–	–	–	61%

Market Risk

Market Risk of Trading Units excluding Postbank

The tables below present the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our Trading Units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk [3]
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average [1]	59.3	57.1	(45.8)	(61.1)	53.5	58.4	13.0	14.6	19.3	24.5	19.3	20.7

Maximum [1]	69.0	80.1	(55.7)	(85.1)	62.8	75.8	22.6	27.4	32.0	43.4	23.5	31.8

Minimum [1]	53.3	43.3	(36.5)	(35.3)	50.0	44.3	9.0	7.5	12.5	9.4	16.2	9.1

Period-end [2]	58.2	58.1	(53.9)	(44.4)	52.7	53.9	9.3	11.6	29.0	15.3	21.0	21.7

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of March 31, 2013 and for 2012 as of December 31, 2012.
[3]	Includes value-at-risk from gold positions.

The average value-at-risk for first quarter 2013 was € 59.3 million and increased slightly by € 2.2 million compared to the full year 2012. The increase is primarily driven by a lower level of diversification across the portfolio due to higher idiosyncratic risk concentrations, partly offset by the benefit of lower levels of volatility within the one year of historical market data used in the calculation, particularly in credit risk factors.

During the first three months of 2013 our trading units achieved a positive actual income for 100 % of the trading days compared to 96 % in full year 2012.

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Interim Report as of March 31, 2013	Risk Report

Basel 2.5 Regulatory Trading Market Risk Measures

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our Trading Units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average [1]	136.0	120.6	(125.3)	(115.8)	150.6	142.0	24.5	19.8	45.0	38.1	41.2	36.5

Maximum [1]	169.2	152.2	(156.1)	(163.7)	172.1	178.9	50.5	47.8	75.9	67.9	48.6	61.0

Minimum [1]	115.1	91.0	(97.4)	(73.9)	138.3	110.2	9.9	7.7	27.5	14.5	33.7	11.1

Period-end [2]	135.1	146.3	(153.2)	(98.7)	155.6	157.7	12.0	16.0	75.9	27.5	44.9	43.8

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of March 31, 2013 and for 2012 as of December 31, 2012.

The average Stressed value-at-risk for first quarter 2013 was € 136.0 million and increased by € 15.4 million compared to the full year 2012. The increase is primarily driven by higher idiosyncratic risk concentrations in equities and credit. The Stressed Value-at-Risk per end of the first three month 2013 was € 135.1 million and decreased by € 11.2 million (8%) compared to year end 2012. The decrease at the end of the quarter was driven by lower exposure in equity risk factors and methodology enhancements reducing Interest rate risk.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	Total		Global Finance and Foreign Exchange		Rates and Credit Trading		NCOU		Emerging Markets - Debt		Other
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average [1]	750.6	760.7	69.8	107.4	489.3	482.2	(1.9)	(23.0)	196.7	197.2	(3.4)	(3.1)

Maximum [1]	860.0	821.5	90.6	139.3	598.1	579.6	49.1	29.1	242.0	273.5	3.2	0.6

Minimum [1]	666.6	705.9	46.7	70.1	420.7	406.1	(38.0)	(120.9)	150.2	150.0	(9.5)	(6.1)

Period-end [2]	822.8	712.8	46.7	70.8	598.1	441.3	(38.0)	(20.9)	215.3	224.6	0.7	(3.0)

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of March 31, 2013 and for 2012 as of December 31, 2012.

The Incremental Risk Charge per end of the first three months 2013 was € 822.8 million and increased by € 110 million (15%) compared to year end 2012. The increase was driven by higher single name exposures in the Rates and Credit Trading Business. The average Incremental Risk Charge was € 750.6 million and was slightly reduced compared to year end 2012.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework. In contrast to this, the comprehensive risk measure presented for the reporting dates below is the spot value and the average, maximum and minimum values have been calculated for the 12 weeks period preceding these reporting dates.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2013	2012

Average [1]	586.2	613.4

Maximum [1]	673.4	650.9

Minimum [1]	517.9	562.8

Period-end [2]	611.3	543.8

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of March 31, 2013 and figures for 2012 as of December 31, 2012.

The Comprehensive Risk Measure per end of the first three month 2013 was € 611.3 million and increased by € 67.5 million (12%) compared to year end 2012. The increase was mainly driven by higher credit spreads in the calculation at the period end.

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Interim Report as of March 31, 2013	Risk Report

As at March 31, 2013, the securitization positions using the market risk standardized approach generated risk-weighted assets of € 7.5 billion and capital deduction items of € 1.0 billion. As of December 31, 2012, these positions amounted to € 5.5 billion and € 0.6 billion respectively.

As at March 31, 2013, the capital charge for longevity risk was € 37.6 million corresponding to risk-weighted assets of € 470 million. As of December 31, 2012, these positions amounted to € 32 million and € 403 million respectively.

Market Risk of Trading Book at Postbank

Value-at-Risk of Postbank trading book (with a 99 % confidence level and a one-day holding period)

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Average [1]	0.6	3.4	(0.2)	(0.2)	0.5	3.4	0.1	0.1	0.1	0.1	–	–

Maximum [1]	1.1	5.9	(0.1)	(0.0)	1.1	6.0	0.1	0.2	0.5	0.7	–	–

Minimum [1]	0.3	0.9	(0.5)	(1.0)	0.3	0.9	–	–	0.1	0.0	–	–

Period-end [2]	0.4	1.2	(0.1)	(0.3)	0.3	1.2	–	0.1	0.1	0.2	–	–

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of March 31, 2013 and figures for 2012 as of December 31, 2012.

In line with Postbank’s trading book strategy the Value-at-Risk in the first three months 2013 was reduced to € 0.4 million. The decrease of € 0.8 million reflects the reduction in repo transactions qualifying for an assignment to the trading book.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Mar 31, 2013		Dec 31, 2012
Capital Markets and Equity	194	17%	202	18%

Retail	286	26%	291	26%

Transaction Banking	193	17%	194	18%

Other Customers [1]	107	10%	109	10%

Discretionary Wholesale	102	9%	93	8%

Secured Funding and Shorts	208	19%	193	18%

Financing Vehicles [2]	17	2%	19	2%

Total external funding	1,107	100%	1,101	100%

[1]	Other includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 785 billion (€ 786 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 73 billion (€ 71 billion), and other non-funding liabilities € 67 billion (€ 65 billion) for March 31, 2013, and December 31, 2012, respectively.

The increase of secured funding and shorts by € 15 billion during the first three months of 2013 reflects increased business in comparison to year-end levels. The higher volume of discretionary wholesale funding (€ 9 billion more) at the end of the first three months 2013 reflects increased business activity in the first quarter. The decrease of € 8 billion in capital markets and equity reflects a concentration of capital markets maturities, exceeding issuance, over the first quarter.

During the first quarter of 2013, Deutsche Bank raised € 6 billion out of a total 2013 funding plan of € 18 billion, equating to a completion rate of 33%, 8 percentage points ahead of the pro-rata equivalent. The average spread during the first three months of the year over the relevant floating index (e.g. Libor) was 49 bps, with an average tenor of 5.1 years. The most significant transaction over this period was a € 1.75 billion senior unsecured benchmark issue with a tenor of 10 years and a re-offer spread of 78 bps over mid swaps. This was our first fixed rate senior unsecured benchmark issue since February 2008. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose the bank holds Liquidity Reserves which comprise available cash and cash

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Interim Report as of March 31, 2013	Risk Report

equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the Liquidity Reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of Liquidity Reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity Reserves only include assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our Liquidity Reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries
	Mar 31, 2013		Dec 31, 2012

in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value

Available cash and cash equivalents (held primarily at central banks)	130	130	128	128

Parent (incl. foreign branches)	115	115	112	112

Subsidiaries	15	15	16	16

Highly liquid securities (includes government, government guaranteed and agency securities)	88	79	91	82

Parent (incl. foreign branches)	62	56	56	52

Subsidiaries	26	23	35	30

Other unencumbered central bank eligible securities	12	9	13	10

Parent (incl. foreign branches)	10	8	12	9

Subsidiaries	2	1	1	1

Total liquidity reserves	230	218	232	220

Parent (incl. foreign branches)	187	179	180	173

Subsidiaries	43	39	52	47

As of March 31, 2013, our liquidity reserves decreased by € 2 billion or 1%.

Capital Management

Since the first quarter 2013, we have used a changed methodology for allocating average active equity to the business segments and to Consolidation & Adjustments. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. However, the internal demand for regulatory capital has been derived assuming a Common Equity Tier 1 capital ratio (formerly: Core Tier 1 capital ratio) of 10 % at Group level and assuming full implementation of Basel 3 rules. This compares to 2012 methodology of applying a 9 % Common Equity Tier 1 ratio based on Basel 2.5 rules. The change has further aligned the allocation of capital with our communicated capital and return on equity targets.

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2016. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2011 Annual General Meeting. As of the 2012 Annual General Meeting, the number of shares held in Treasury from buybacks totaled 10.9 million. During the period from the 2012 Annual General Meeting until March 31, 2013, a total of 16.8 million shares were purchased, thereof 6.8 million via derivatives. In the same period 27.7 million shares were used for equity compensation purposes. The number of shares held in Treasury from buybacks was thus close to zero as of March 31, 2013.

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Interim Report as of March 31, 2013	Risk Report

The total face value of available conditional capital amounts to € 691.2 million (270 million shares). In addition, the authorized capital available to the Management Board has a total face value of € 1.2 billion (450 million shares).

Total outstanding hybrid Tier 1 capital according to Basel 2.5 rules (substantially all noncumulative trust preferred securities) as of March 31, 2013 amounted € 12.6 billion compared to € 12.5 billion as of December 31, 2012. This increase was mainly due to the foreign exchange effects of the strengthened U.S. dollar to the U.S. dollar denominated hybrid Tier 1 capital. In the first quarter of 2013, the Group neither raised nor redeemed any hybrid Tier 1 capital.

In the first three months of 2013, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). Profit participation rights according to Basel 2.5 rules amounted to € 1.1 billion, unchanged from December 31, 2012. Total lower Tier 2 capital according to Basel 2.5 rules as of March 31, 2013 amounted to € 7.0 billion compared to € 8.0 billion as of December 31, 2012. This decrease was mainly driven by redemptions and regulatory maturity deductions. Cumulative preferred securities according to Basel 2.5 rules amounted to € 294 million as of March 31, 2013, compared to € 292 million as of December 31, 2012.

Regulatory Capital

Starting December 31, 2011, the calculation of our regulatory capital is based on the “Basel 2.5”-framework as implemented by the Capital Requirements Directive 3 into the German Banking Act and the Solvency Regulation. The information in this section as well as in the section “Development of Risk-weighted Assets” are based on the regulatory principles of consolidation.

Although the pending Capital Requirements Directive 4 (“CRD 4”) legislation and the related Regulation on prudential requirements for credit institutions and investment firms (“Capital Requirements Regulation”, or “CRR”), implementing the “Basel 3” framework into European law, have not yet entered into force, we make use of the terms from the Basel 3 framework in the following section and tables on capital adequacy and regulatory capital. Nevertheless the numbers disclosed are still based on the Basel 2.5 framework.

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. We make use of this transition rule in our capital adequacy reporting to the German regulatory authorities.

As of March 31, 2013, the transitional item amounted to € 200 million compared to € 236 million as of December 31, 2012. In our reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets were increased by this amount. Correspondingly, our reported Tier 1 capital ratio and our total capital ratio including this item were 16.0 % and 17.7 % at the end of the first quarter 2013, compared to 15.2 % and 17.1 % on December 31, 2012.

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Interim Report as of March 31, 2013	Risk Report

Regulatory Capital, RWA and Capital Ratios in € m.	Mar 31, 2013	Dec 31, 2012
Common Equity Tier 1 capital: instruments and reserves

Capital instruments and the related share premium accounts	25,795	26,096

Retained earnings	29,004	28,936

Accumulated other comprehensive income	(630)	(1,294)

Noncontrolling interests	130	124

Independently reviewed interim profits net of any foreseeable charge or dividend	780	(432)

Common Equity Tier 1 capital before regulatory adjustments	55,079	53,430

Common Equity Tier 1 capital: regulatory adjustments

Intangible assets (net of related tax liability)	(11,713)	(11,579)

Negative amounts resulting from the calculation of expected loss amounts	(431)	(440)

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(56)	(2)

Direct holdings by an institution of own Common Equity Tier 1 capital instruments [1]	–	–

Direct holdings by the institution of the Common Equity Tier 1 capital instruments of relevant entities where the institution has a significant investment in those entities	(1,567)	(1,493)

Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(878)	(953)
of which: securitization positions	(878)	(953)
of which: free deliveries	–	–

Other, including consolidation and regulatory adjustments	(674)	(748)

Regulatory adjustments relating to unrealized gains and losses	(499)	(259)

Amount to be deducted from or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre CRR	–	–

Total regulatory adjustments to Common Equity Tier 1 capital	(15,818)	(15,473)

Common Equity Tier 1 capital	39,261	37,957

Additional Tier 1 capital: instruments

Capital instruments and the related share premium accounts	13,193	13,025

Additional Tier 1 capital before regulatory adjustments	13,193	13,025

Additional Tier 1 capital: regulatory adjustments

Direct holdings by an institution of own Additional Tier 1 capital instruments	(575)	(499)

Additional Tier 1 capital	12,618	12,526

Tier 1 capital [2]	51,879	50,483

Tier 2 capital: instruments and provisions

Capital instruments and the related share premium accounts	10,287	11,852

Tier 2 capital before regulatory adjustments	10,287	11,852

Tier 2 capital: regulatory adjustments

Direct holdings by an institution of own Tier 2 capital instruments and subordinated loans	(130)	(152)

Amortization	(1,753)	(2,283)

Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(2,876)	(2,885)

Tier 2 capital	5,528	6,532

Total Regulatory capital	57,408	57,015

Total risk-weighted assets	324,908	333,605

Credit risk	214,899	228,952

Market risk	57,506	53,058

Operational risk	52,503	51,595

Capital ratios and buffers

Common Equity Tier 1 capital (as a percentage of risk exposure amount)	12.1	11.4

Tier 1 capital (as a percentage of risk exposure amount)	16.0	15.1

Total Regulatory capital (as a percentage of risk exposure amount)	17.7	17.1

1   Excludes holdings that are already considered in the accounting base of common equity.

2   Included € 20 million silent participation as of March 31, 2013 and December 31, 2012.

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Interim Report as of March 31, 2013	Risk Report

The following table details the main changes in our Common Equity Tier 1 (formerly: Core Tier 1) capital, Additional Tier 1 and Tier 2 capital from the beginning of the year 2013 to the end of the first quarter respectively from the beginning to the end of the year 2012:

Development of regulatory capital

in € m.	Mar 31, 2013	Dec 31, 2012
Common Equity Tier 1 Capital

Opening amount	37,957	36,313

Common shares, net effect / (+) issued (-) retirement	–	–

Additional paid-in capital	(297)	83

Retained earnings	1,457	(234)

therein:
Remeasurement effects related to defined benefit plans, net of tax/CTA	(194)	(480)
Net income attributable to Deutsche Bank Shareholders	1,651	263

Common shares in treasury, net effect / (+) sales (-) purchase	(5)	763

Movements in accumulated other comprehensive income	415	(424)
Foreign currency translation, net of tax	415	(424)

Dividend accrual	(174)	(697)

Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	(54)	126

Goodwill and other intangible assets (deduction net of related tax liability)	(134)	1,330

Noncontrolling interest	6	(875)

Deductible investments in banking, financial and insurance entities	(74)	(161)

Securitization positions not included in risk-weighted assets	75	1,911

Excess of expected losses over risk provisions	9	69

Other, including regulatory adjustments	82	(247)

Closing amount	39,261	37,957

Additional Tier 1 Capital

Opening amount	12,526	12,734

New Additional Tier 1 eligible capital issues	–	–

Buybacks	–	–

Other, including regulatory adjustments	93	(208)

Closing amount	12,618	12,526

Tier 1 capital	51,879	50,483

Tier 2 capital:

Opening amount	6,532	6,179

New Tier 2 eligible capital issues	–	–

Buybacks	–	(179)

Amortization	530	(1,071)

Other, including regulatory adjustments	(1,534)	1,603

Closing amount	5,528	6,532

Total Regulatory capital	57,408	57,015

The increase of € 1.3 billion in Common Equity Tier 1 capital in the first three months of 2013 was primarily driven by first quarter’s net income attributable to Deutsche Bank shareholders of € 1.7 billion, partially offset by reduction of € 318 million in relation to equity compensation and by an actuarial loss resulting from retirement benefit plans of € 194 million.

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Interim Report as of March 31, 2013	Risk Report

Reconciliation of shareholders’ equity to regulatory capital in € m.	Mar 31, 2013	Dec 31, 2012
Total shareholders’ equity per accounting balance sheet	55,820	54,001

Common shares	2,380	2,380

Additional paid-in capital	23,479	23,776

Retained earnings	30,656	29,199
therein: Remeasurement effects related to defined benefit plans, net of tax/CTA	(169)	26
Net income attributable to Deutsche Bank Shareholders	1,651	263

Common shares in treasury, at cost	(65)	(60)

Equity classified as obligation to purchase common shares	–	–

Accumulated other comprehensive income, net of tax	(630)	(1,294)

Prudential filters	(556)	(263)

Own credit spread of liabilities designated at fair value	(56)	(2)

Unrealized gains and losses	(499)	(261)

Regulatory adjustments to accounting basis	(16,004)	(15,781)

Dividend accrual	(871)	(697)

Goodwill	(8,674)	(8,583)
Per balance sheet	(9,399)	(9,297)
Goodwill from at-equity investments	(28)	(30)
Goodwill relating to non-regulatory consolidation circle	752	745

Other intangibles assets	(3,039)	(2,996)
Per balance sheet	(4,943)	(4,922)
Deferred tax liability	588	583
Other intangible assets relating to non-regulatory consolidation circle	1,317	1,343

Noncontrolling interests	130	124
Per balance sheet	258	239
Noncontrolling interests relating to non-regulatory consolidation circle	(128)	(115)

Securitization positions	(878)	(953)

Shortfall of provisions to expected loss	(431)	(440)

Free-deliveries outstanding	–	–

Significant investments in the capital of financial sector entities	(1,567)	(1,493)

Other, including consolidation and regulatory adjustments	(674)	(743)

Common Equity Tier 1 capital	39,261	37,957

Additional Tier 1 capital	12,618	12,526

Hybrid capital securities	12,618	12,526
Per balance sheet	12,664	12,091
Regulatory adjustments	(45)	435

Deductions from Additional Tier 1 capital	–	–

Tier 1 capital	51,879	50,483

Tier 2 capital	5,528	6,532

Subordinated debt	8,337	9,362
Per balance sheet	9,970	11,282
Amortization	(1,753)	(2,283)
Regulatory adjustments	120	364

Deductions from Tier 2 capital	(2,876)	(2,885)

Other	67	55

Total Regulatory capital	57,408	57,015

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Interim Report as of March 31, 2013	Risk Report

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets on a Basel 2.5 basis broken down by model approach and business division.

Risk-weighted Assets by Model Approach and Business Division

	Mar 31, 2013
in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	67,383	27,292	6,002	66,646	33,283	14,492	215,099
Advanced IRBA	60,424	19,675	2,911	39,509	15,237	929	138,686
Central Governments	2,877	833	11	70	256	156	4,204
Institutions	5,807	1,800	175	201	862	17	8,862
Corporates	45,608	16,566	2,607	2,859	9,229	756	77,623
Retail	212	19	119	35,344	1,014	0	36,708
Other	5,921	458	–	1,035	3,876	0	11,290

Foundation IRBA	–	–	–	8,527	1,132	–	9,659
Central Governments	–	–	–	19	2	–	21
Institutions	–	–	–	1,911	836	–	2,747
Corporates	–	–	–	6,598	294	–	6,891
Retail	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–

Other IRBA	2,577	45	428	8,989	7,520	2,281	21,841
Central Governments	–	–	–	–	–	–	–
Institutions	–	–	–	–	–	–	–
Corporates	1,325	26	–	5,918	3,657	–	10,926
Retail	–	–	–	–	–	–	–
Other	1,252	19	428	3,071	3,864	2,281	10,915

Standardized Approach	4,382	7,572	2,663	9,620	9,394	11,282	44,913
Central Governments	4	63	0	1	24	1	91
Institutions	13	23	33	409	52	3	533
Corporates	3,153	6,986	848	2,186	4,311	482	17,967
Retail	15	385	42	4,953	2,670	0	8,066
Other	1,197	115	1,739	2,072	2,337	10,796	18,255

Market Risk	37,911	282	1,040	536	17,737	–	57,506
Internal Model Approach	31,582	282	1,040	–	15,851	–	48,755
Standardized Approach	6,329	–	–	536	1,886	–	8,751

Operational Risk	19,538	546	4,766	4,892	22,761	–	52,503
Advanced measurement approach	19,538	546	4,766	4,892	22,761	–	52,503

Total	124,832	28,120	11,809	72,074	73,781	14,492	325,108

Deutsche Bank	Management Report	37
Interim Report as of March 31, 2013	Risk Report

	Dec 31, 2012
in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	70,590	26,398	6,134	67,511	40,329	18,235	229,196
Advanced IRBA	63,727	18,464	2,823	38,637	19,501	573	143,725
Central Governments	2,440	818	11	76	266	151	3,762
Institutions	5,686	1,607	93	200	1,333	27	8,946
Corporates	49,258	15,610	2,589	2,796	10,999	395	81,646
Retail	217	20	130	34,529	1,150	0	36,046
Other	6,125	409	1	1,037	5,753	0	13,325

Foundation IRBA	–	–	–	8,726	1,813	–	10,539
Central Governments	–	–	–	32	2	–	35
Institutions	–	–	–	2,217	939	–	3,156
Corporates	–	–	–	6,477	872	–	7,349
Retail	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	0

Other IRBA	2,487	261	455	9,042	8,027	2,321	22,592
Central Governments	–	–	–	–	–	–	–
Institutions	–	–	–	–	–	–	–
Corporates	1,341	240	–	5,574	3,802	–	10,957
Retail	–	–	–	–	–	–	–
Other	1,146	20	455	3,467	4,225	2,321	11,635

Standardized Approach	4,376	7,673	2,856	11,105	10,988	15,340	52,340
Central Governments	2	68	0	87	222	1	379
Institutions	13	16	9	112	77	3	230
Corporates	3,070	7,125	1,038	2,733	4,273	401	18,640
Retail	16	392	134	5,991	2,758	1	9,292
Other	1,275	73	1,675	2,183	3,658	14,935	23,799

Market Risk	35,656	365	1,166	360	15,512	–	53,058
Internal Model Approach	31,280	365	1,166	–	13,761	–	46,571
Standardized Approach	4,376	–	–	360	1,751	–	6,487

Operational Risk	19,221	331	4,904	4,530	22,609	–	51,595
Advanced measurement approach	19,221	331	4,904	4,530	22,609	–	51,595

Total	125,467	27,093	12,204	72,401	78,449	18,235	333,849

The table below provides an analysis of key drivers for risk-weighted asset movements on a Basel 2.5 basis observed for credit and market risk in the reporting period.

Development of Risk-weighted Assets for Credit Risk and Market Risk

	Mar 31, 2013		Dec 31, 2012
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions	Counterparty credit risk	thereof: derivatives and repo-style transactions

Credit risk RWA balance, beginning of period	229,196	35,274	262,764	50,973

Book Quality / Growth	3,185	(1,076)	3,400	3,283
Operating Model Improvements	(3,815)	(1,525)	(13,534)	(12,800)
Advanced Model Roll out	(5,217)	(600)	(7,325)	(4,180)
Asset Sale / Hedging	(9,734)	–	(14,470)	(1,567)
Foreign exchange movements	1,484	418	(1,639)	(436)

Credit risk RWA balance, end of period	215,099	32,490	229,196	35,274

in € m.	Mar 31, 2013	Dec 31, 2012
Market risk RWA balance, beginning of period	53,058	68,095

Movement in risk levels	4,201	(322)
Market data changes and recalibrations	(404)	(2,577)
Model updates	(953)	(707)
Methodology and policy	1,200	(11,215)
Acquisitions and disposals	–	–
Foreign exchange movements	404	(216)

Market risk RWA balance, end of period	57,506	53,058

Deutsche Bank	Management Report	38
Interim Report as of March 31, 2013	Risk Report

The decrease in RWA for counterparty credit risk by 6.2 % since December 31, 2012 mainly reflects the ongoing RWA reduction efforts focusing on de-risking as well as model and process enhancements. The category Asset Sale/Hedging mainly includes de-risking activities through disposals, restructuring and additional hedging. Regular process and data enhancements like continuing usage of master netting and collateral agreements are considered in the category Operating Model improvements. The Advanced Model Roll-out category primarily shows the impact of regularly parameter recalibration as well as BaFin approvals received for certain advanced IRBA models. The category Book Quality/Growth includes organic changes in the book size as well as the effects from portfolio rating migrations.

The analysis for market risk covers movements in relation to our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank.

The 8.4 % RWA increase for market risk since December 31, 2012 is mainly driven by movements in risk levels in relation to our internal value-at-risk and stressed value-at-risk models, which saw increased values mainly due to a lower level of diversification across the portfolio driven by higher idiosyncratic risk concentrations in equities and credit, as well as by an increase in the incremental risk charge, driven by higher single name exposures in the Rates and Credit Trading Business. Smaller moves in the comprehensive risk measure and Postbank were also observed. In the “Methodology and policy” category we reflect regulatory-driven changes to our market risk RWA models and calculations. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes category. In the first three months 2013 we saw a 0.8 % reduction in market risk RWA due to lower levels of volatility within the historical market data used in the calculation. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “Model updates”. Significant new businesses and disposals would be assigned to the line item Acquisition and disposal, which was not applicable in this reporting period.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our adjusted leverage ratio, which is calculated using adjusted total assets and adjusted total equity figures.

Deutsche Bank	Management Report	39
Interim Report as of March 31, 2013	Risk Report

Leverage Ratio: We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio for which the following adjustments are made to the reported IFRS assets and equity:

—

Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables from unsettled regular way trades. This is not permitted under IFRS.

—

Total equity under IFRS is adjusted to reflect pro forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with competitors. The definition of the adjusted leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

Leverage ratio

Assets and equity in € bn.	Mar 31, 2013	Dec 31, 2012
Total assets (IFRS)	2,033	2,022

Adjustment for additional derivatives netting [1]	(642)	(705)
Adjustment for additional pending settlements netting and netting of pledged derivatives cash collateral [2]	(138)	(82)

Adjustment for additional reverse repo netting	(28)	(26)

Total assets (adjusted)	1,225	1,209

Total equity (IFRS)	56.1	54.2

Adjustment for pro forma fair value gains (losses) on the Group’s own debt (post-tax) [3]	2.4	1.7

Total equity (adjusted)	58.5	55.9

Leverage Ratio (IFRS)	36	37

Leverage Ratio (adjusted)	21	22

[1]	Includes netting of cash collateral received in relation to derivative margining.
[2]	Includes netting of cash collateral pledged in relation to derivative margining.
[3]	The estimated cumulative tax effect on pro forma fair value gains (losses) on such own debt was € (1.3) billion and € (0.9) billion at March 31, 2013 and at December 31, 2012, respectively.

Deutsche Bank	Management Report	40
Interim Report as of March 31, 2013	Risk Report

As of March 31, 2013, on a consolidated basis our adjusted leverage ratio amounted to 21, improved compared to year-end 2012, and well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 36 as of March 31, 2013, also an improvement compared to 37 at the end of 2012.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Overall risk position as measured by economic capital usage

Economic capital usage by risk type in € m.	Mar 31, 2013	Dec 31, 2012

Credit risk	11,298	12,574

Market risk	13,262	13,185
Trading market risk	4,921	4,690
Nontrading market risk	8,341	8,495

Operational risk	5,100	5,018

Diversification benefit across credit, market and operational risk	(4,513)	(4,435)

Economic capital usage for credit, market and operational risk	25,147	26,342

Business risk	2,307	2,399

Total economic capital usage	27,454	28,741

As of March 31, 2013, our economic capital usage amounted to € 27.5 billion, which was € 1.3 billion, or 4%, below the € 28.7 billion economic capital usage as of December 31, 2012, mainly due to lower economic capital usage for credit risk. The economic capital usage for credit risk decreased to € 11.3 billion as of March 31, 2013, compared to € 12.6 billion at year-end 2012 reflecting operating model improvements and exposure reductions, primarily in NCOU. The economic capital usage for trading market risk increased by € 231 million, mainly driven by slightly higher exposures for traded default risk. Our nontrading market risk economic capital usage decreased by € 154 million reflecting de-risking activities in NCOU. The economic capital usage for operational risk increased by € 82 million to € 5.1 billion as of March 31, 2013. This is mainly due to increased litigation provisions relating to events over the past decade. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. In the first quarter 2013 our capital supply definition was aligned with Basel 3 capital framework by discontinuing the adjustment for unrealized gains/losses on cash flow hedges and inclusion of the debt valuation adjustments. The prior year information has been changed accordingly.

Deutsche Bank	Management Report	41
Interim Report as of March 31, 2013	Risk Report

Internal Capital Adequacy

in € m. (unless stated otherwise)	Mar 31, 2013	Dec 31, 2012

Capital Supply
Shareholders’ Equity	55,820	54,001
Fair Value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(684)	(569)
Deferred Tax Assets	(7,585)	(7,712)
Fair Value adjustments for financial assets reclassified to loans [2]	(1,052)	(1,992)
Noncontrolling Interests [3]	–	–
Hybrid Tier 1 capital instruments	12,618	12,526
Tier 2 capital instruments [4]	10,090	11,646

Capital Supply	69,207	67,900

Capital Demand
Economic Capital Requirement	27,454	28,741
Intangible Assets	14,342	14,219

Capital Demand	41,796	42,960

Internal Capital Adequacy Ratio	166%	158%

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 166 % as of March 31, 2013, compared to 158 % as of December 31, 2012. The increase in capital supply driven by higher shareholders’ equity and the decrease in the observed capital demand due to lower economic capital requirement described above determined the development in favor of the ratio. The shareholders’ equity increase by € 1.8 billion mainly reflected the net income of the first quarter 2013.

Deutsche Bank	Management Report	42
Interim Report as of March 31, 2013	Outlook

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2012 that outlined our expectations for 2013 and 2014.

The Global Economy

We expect the global economy as a whole to grow by approximately 3.25 % in 2013 (compared with 2.9 % in 2012). In 2014, it could expand by 4%, slightly exceeding the average of the preceding ten years.

We anticipate that the eurozone economy will bottom out in autumn 2013 although on an annualized average it is expected to contract again by 0.6 % as in 2012. In 2014, economic growth of 1 % is possible in our assessment. Germany is expected to continue to be a positive exception with annualized average growth of 0.3 % in 2013 and 1.5 % in 2014.

Despite the fiscal resistance, the U.S. economy is expected to expand by just over 2 % this year followed by growth of just over 3 % in 2014. In Japan, growth could reach 1.4 % this year thanks to the stimulating economic policy and the weak yen, however, it is likely to decelerate to a good 0.5 % in 2014. Thus, as a whole, the industrialized countries are only expected to grow by just over 1 % in 2013 as in 2012. Growth could reach the 2 % mark in 2014.

By contrast, a noticeable increase in the pace of growth is expected in the developing and emerging market economies this year, rising from 4.7 % to 5.5%, and reaching just over 6 % in 2014. This is largely attributable to China, which accounts for approximately 30 % of GDP in the developing and emerging market economies. We are anticipating economic growth of just over 8 % for China in 2013 and almost 9 % in 2014. In the other large emerging market economies economic activity should also increase. Brazil’s economy should grow by 3.3 % in 2013 and 4.2 % in 2014. We expect economic activity in India to accelerate to 6.9 % in 2013 and 7.2 % in 2014. Economic growth in Russia will probably amount to 4.3 % in 2013 and 4.2 % in 2014.

The Banking Industry

As set out in the Financial Report 2012, the key issues facing the banking industry in Europe in this and the coming year are expected to be the potential bottoming-out of the operating performance, progress with regard to the reshaping of business models and adjustment to a fundamentally new environment, as well as the impact of further significant regulatory changes.

Central banks’ aggressive monetary stimulation of the financial markets should bring about advantages for global investment banking. Generally low financing costs combined with reduced risk premiums constitute a favorable environment for issuing debt securities and equities, as well as for corporate mergers and acquisitions, and could thus trigger an increase in capital market activity.

With regard to asset management, a continuing rally in the global stock markets could have positive effects on the volume of the assets under management by banks, net inflows, the number of transactions and investors’ risk appetite (and consequently on achievable margins). In that case, fee and commission revenues may show solid growth.

Deutsche Bank	Management Report	43
Interim Report as of March 31, 2013	Outlook

Lending to European companies may stabilize in the second half of 2013 provided the slowdown in economic activity eases off as expected. By contrast, the hitherto stagnating retail business is likely to take longer to recover (at least until 2014) owing to the customary delayed reaction of the labor market.

In the U.S., increasing momentum appears possible in the lending business, especially regarding loans to private individuals. Thus far, the recovery here has had a beneficial effect on the securitization market only and not on the lending volumes kept on banks’ balance sheets.

From a regulatory perspective, the coming months should see the final adoption of Basel 3 in Europe and the establishment of a single supervisory authority for larger credit institutions at the ECB. The introduction of a financial transaction tax will be on the agenda in at least eleven EU states. Work is continuing on legislative measures to improve the possibilities for restructuring and, where applicable, resolving failed banks. However, based on corresponding announcements by the European Commission, it is now already apparent that this will merely be an intermediate target to be followed up by more far-reaching proposals. It remains unclear as to what proposals for structural changes in the banking industry the European Commission will bring forward next autumn.

Litigation proceedings may continue to constitute a drag on both the sector’s financial performance as well as on its reputation.

The Deutsche Bank Group

Influenced by the macroeconomic environment and legal risks we intend to continue to run lower levels of risk and reduce expenses, while remaining focused on serving our clients in the best possible way.

We reaffirm our commitment to our strategic and financial aspirations for 2015 which we published in our Strategy 2015+ and which we further explained in our Financial Report 2012.

The implementation of our initiatives and the realization of the anticipated benefits might be negatively impacted by certain factors. Economic factors that might impact us are the continuation of the European sovereign debt crisis, the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions and increased competition for business. Additionally, regulatory changes might increase our costs or restrict our activities as capital requirements are in focus and different authorities are pushing for structural changes. Given the fact that these governmental initiatives are all subject to discussions, we cannot quantify any future impact as of today. Due to the nature of our business, we are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world and such matters are subject to many uncertainties. Whilst we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging.

Deutsche Bank	Management Report	44
Interim Report as of March 31, 2013	Outlook

The Business Segments

In Corporate Banking & Securities (CB&S) we expect the investment banking industry to remain susceptible to uncertainty surrounding the macroeconomic and political environment, as discussed above. Industry challenges likely to impact performance include the changing regulatory environment and the transformation of the competitive landscape. CB&S will seek to realize the benefits from the strategic plan laid out in September 2012, as we seek to achieve our 2015 strategic targets. We will continue to leverage strengths in fixed income flow through further platform integration, while scaling back higher risk, capital and regulatory intensive products. Geographically we will continue to streamline the business and ensure that resources are appropriately allocated to market opportunities. However, there remain a number of risks and uncertainties, including potential slowdown in activity due to protracted sovereign debt crisis and contagion risk; the impact of potential regulatory changes; potential margin compression and increased competition in products with lower capital requirements; outcome of litigation cases; risk of OpEx benefits not being fully realized; and a potential delay in execution of risk mitigation strategies.

In Global Transaction Banking (GTB), low interest rate levels will likely continue to impact net interest income in the near- and medium-term. Furthermore, the highly competitive market environment and the difficult macro environment in core markets may continue to have an adverse impact on revenues. The pressure on margins as well as on costs will remain a challenge throughout the banking industry. These factors could potentially be counterbalanced by the ongoing strong volumes of trade finance and cash management transactions. The successful continuation of the turnaround of the commercial banking activities in the Netherlands will be an integral part of GTB’s future performance.

In Asset & Wealth Management (AWM), we expect the business to be influenced by ongoing integration, platform re-engineering and cost efficiency efforts and externally by the developments in the market environments. Key initiatives that have been announced in 2012 are already resulting in a positive impact on both revenues and costs. Equity markets were improving during the second half of 2012 and are continuing to gain momentum in 2013, however, uncertainty persists amid continuing economic concerns and global political tension. The adoption and implementation of multiple new regulatory reforms and stricter capital requirements continues to be a major challenge, especially where uncertainty of the impact exists.

The success of Private & Business Clients (PBC) is based on a solid and well diversified business model: With the combination of Advisory Banking and Consumer Banking, PBC has built a leading position in its home market, Germany. This is accompanied by strong positions in other important European markets, and growth investments in key Asian countries. With the alignment and integration of Deutsche Bank’s commercial banking coverage for small and mid-sized corporate clients (the “Mittelstand”), we will further strengthen our home market presence. With this new set-up, we will enhance our client-centric business approach and facilitate sustainable growth in Germany. The integration of Postbank will continue and enable PBC to fully achieve the targeted synergies. The overall macroeconomic outlook for countries in which PBC operates is mixed. Consequently, PBC aims at strengthening its German credit business and at further expanding its margins, while maintaining strict risk discipline and carefully optimizing capital demand. The continued low interest rates may negatively impact PBC’s deposit margins. The development of investment product markets and the respective revenues depend especially on the further development of the European macro-economic environment.

Deutsche Bank	Management Report	45
Interim Report as of March 31, 2013	Outlook

The Non-Core Operations Unit (NCOU) is expected to continue to contribute significantly to the Group’s capital roadmap and remains on target to achieve a reduction of Basel 3 equivalent RWAs to less than € 80 billion in total by December 31, 2013. Market conditions will impact the pace and cost of selling assets. Further, the pace of reduction in assets and associated capital demand is anticipated to decline over time. The NCOU will continually evaluate the rationale of exit versus hold, to take advantage of market conditions and to optimize and protect shareholder value.

Deutsche Bank	Consolidated Financial Statements	47
Interim Report as of March 31, 2013	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012

Interest and similar income	6,748	8,413

Interest expense	3,098	4,175

Net interest income	3,650	4,238

Provision for credit losses	354	314

Net interest income after provision for credit losses	3,296	3,924

Commissions and fee income	2,849	2,815

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,843	2,635

Net gains (losses) on financial assets available for sale	110	(46)

Net income (loss) from equity method investments	36	(149)

Other income (loss)	(97)	(299)

Total noninterest income	5,741	4,956

Compensation and benefits	3,548	3,647

General and administrative expenses	2,818	3,186

Policyholder benefits and claims	192	150

Impairment of intangible assets	–	10

Restructuring activities	65	–

Total noninterest expenses	6,623	6,993

Income before income taxes	2,414	1,887

Income tax expense	753	480

Net income	1,661	1,407

Net income attributable to noncontrolling interests	10	19

Net income attributable to Deutsche Bank shareholders	1,651	1,388

Earnings per Common Share

	Three months ended
	Mar 31, 2013	Mar 31, 2012

Earnings per common share:

Basic	€1.76	€1.49

Diluted	€1.71	€1.45

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	938.3	929.4

Denominator for diluted earnings per share – adjusted weighted-average share after assumed conversions	965.6	959.8

Deutsche Bank	Consolidated Financial Statements	48
Interim Report as of March 31, 2013	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012
Net income recognized in the income statement	1,661	1,407

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(256)	(230)

Total of income tax related to items that will not be reclassified to profit or loss	62	137

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	296	749
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(91)	72

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(1)	48
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	9	12

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	—	—
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	—	—

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	416	(659)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	—	(5)

Equity Method Investments
Net gains (losses) arising during the period	75	(16)

Total of income tax related to items that are or may be reclassified to profit or loss	(36)	(161)

Other comprehensive income (loss), net of tax	474	(53)

Total comprehensive income, net of tax	2,135	1,354

Attributable to:
Noncontrolling interests	14	100
Deutsche Bank shareholders	2,121	1,254

Deutsche Bank	Consolidated Financial Statements	49
Interim Report as of March 31, 2013	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Mar 31, 2013	Dec 31, 2012
Cash and due from banks	26,813	27,877

Interest-earning deposits with banks	123,508	120,637

Central bank funds sold and securities purchased under resale agreements	35,827	36,570

Securities borrowed	29,693	24,013

Financial assets at fair value through profit or loss
Trading assets	251,014	254,459
Positive market values from derivative financial instruments	708,938	768,353
Financial assets designated at fair value through profit or loss	194,512	187,027

Total financial assets at fair value through profit or loss	1,154,464	1,209,839

Financial assets available for sale	51,493	49,400

Equity method investments	3,765	3,577

Loans	395,045	397,377

Property and equipment	4,953	4,963

Goodwill and other intangible assets	14,342	14,219

Other assets	182,774	123,702

Income tax assets [1]	10,013	10,101

Total assets	2,032,690	2,022,275

Liabilities and Equity

in € m.	Mar 31, 2013	Dec 31, 2012
Deposits	575,165	577,210

Central bank funds purchased and securities sold under repurchase agreements	32,499	36,144

Securities loaned	3,552	3,166

Financial liabilities at fair value through profit or loss
Trading liabilities	65,929	54,400
Negative market values from derivative financial instruments	694,862	752,652
Financial liabilities designated at fair value through profit or loss	117,801	110,409
Investment contract liabilities	8,115	7,732

Total financial liabilities at fair value through profit or loss	886,707	925,193

Other short-term borrowings	75,465	69,661

Other liabilities	234,392	179,099

Provisions	5,164	5,110

Income tax liabilities [1]	3,245	3,036

Long-term debt	148,161	157,325

Trust preferred securities	12,262	12,091

Obligation to purchase common shares	—	—

Total liabilities	1,976,612	1,968,035

Common shares, no par value, nominal value of € 2.56	2,380	2,380

Additional paid-in capital	23,479	23,776

Retained earnings	30,656	29,199

Common shares in treasury, at cost	(65)	(60)

Equity classified as obligation to purchase common shares	—	—

Accumulated other comprehensive income (loss), net of tax [2]	(630)	(1,294)

Total shareholders’ equity	55,820	54,001

Noncontrolling interests	258	239

Total equity	56,078	54,240

Total liabilities and equity	2,032,690	2,022,275

[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.
[2]	Excluding remeasurement effects related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	50
Interim Report as of March 31, 2013	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2011	2,380	23,695	30,119	(823)	–

Total comprehensive income, net of tax [1]	–	–	1,388	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	–	–	–

Remeasurement gains (losses) related to defined benefit plans, net of tax	–	–	(86)	–	–

Net change in share awards in the reporting period	–	(678)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	938	–

Tax benefits related to share-based compensation plans	–	1	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(1)

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–

Option premiums and other effects from options on common shares	–	(26)	–	–	–

Purchases of treasury shares	–	–	–	(4,510)	–

Sale of treasury shares	–	–	–	4,147	–

Net gains (losses) on treasury shares sold	–	5	–	–	–

Other [2]	–	437	3	–	–

Balance as of March 31, 2012	2,380	23,434	31,424	(248)	(1)

Balance as of December 31, 2012	2,380	23,776	29,199	(60)	–

Total comprehensive income, net of tax [1]	–	–	1,651	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	–	–	–

Remeasurement gains (losses) related to defined benefit plans, net of tax	–	–	(194)	–	–

Net change in share awards in the reporting period	–	(331)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	541	–

Tax benefits related to share-based compensation plans	–	(2)	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	–

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–

Option premiums and other effects from options on common shares	–	(49)	–	–	–

Purchases of treasury shares	–	–	–	(3,166)	–

Sale of treasury shares	–	–	–	2,620	–

Net gains (losses) on treasury shares sold	–	1	–	–	–

Other	–	84	–	–	–

Balance as of March 31, 2013	2,380	23,479	30,656	(65)	–

[1]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2]	Includes the cumulative effect of the adoption of accounting pronouncements. Please refer to the note “Impact of Changes in Accounting Principles” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	51
Interim Report as of March 31, 2013	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax	Total shareholders’ equity	Noncontrolling interests	Total equity
(617)	(226)	–	(1,166)	28	(1,981)	53,390	1,270	54,660

519	35	–	(586)	(16)	(48)	1,340	107	1,447

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(86)	(7)	(93)

–	–	–	–	–	–	(678)	–	(678)

–	–	–	–	–	–	938	–	938

–	–	–	–	–	–	1	–	1

–	–	–	–	–	–	(1)	–	(1)

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(26)	–	(26)

–	–	–	–	–	–	(4,510)	–	(4,510)

–	–	–	–	–	–	4,147	–	4,147

–	–	–	–	–	–	5	–	5

8	–	–	(3)	–	5	445	(886)	(441)

(90)	(191)	–	(1,755)	12	(2,024)	54,965	484	55,449

468	(159)	–	(1,593)	(10)	(1,294)	54,001	239	54,240

177	(3)	–	415	75	664	2,315	14	2,329

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(194)	–	(194)

–	–	–	–	–	–	(331)	–	(331)

–	–	–	–	–	–	541	–	541

–	–	–	–	–	–	(2)	–	(2)

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(49)	–	(49)

–	–	–	–	–	–	(3,166)	–	(3,166)

–	–	–	–	–	–	2,620	–	2,620

–	–	–	–	–	–	1	–	1

–	–	–	–	–	–	84	5	89

645	(162)	–	(1,178)	65	(630)	55,820	258	56,078

Deutsche Bank	Consolidated Financial Statements	52
Interim Report as of March 31, 2013	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012
Net income	1,661	1,407

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	354	314
Restructuring activities	65	–
Gain on sale of financial assets available for sale, equity method investments, and other	(118)	(90)
Deferred income taxes, net	522	222
Impairment, depreciation and other amortization, and accretion	715	1,011
Share of net income (loss) from equity method investments	(104)	(99)

Income adjusted for noncash charges, credits and other items	3,095	2,765

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	2,554	18,791
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,983)	(16,353)
Financial assets designated at fair value through profit or loss	(8,246)	(8,307)
Loans	1,851	4,582
Other assets	(60,626)	(46,668)
Deposits	(1,623)	(12,204)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities [1]	8,097	(5,564)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(3,272)	23,808
Other short-term borrowings	5,749	(4,730)
Other liabilities	55,972	41,050
Senior long-term debt [2]	(7,848)	(129)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	16,290	(14,125)
Other, net	746	(628)

Net cash provided by (used in) operating activities	7,756	(17,712)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	3,210	1,102
Maturities of financial assets available for sale	4,489	5,156
Sale of equity method investments	16	11
Sale of property and equipment	13	10
Purchase of:
Financial assets available for sale	(8,795)	(4,012)
Equity method investments	–	–
Property and equipment	(113)	(119)
Net cash received in (paid for) business combinations/divestitures	2	92
Other, net	(151)	(155)

Net cash provided by (used in) investing activities	(1,329)	2,085

Cash flows from financing activities:
Issuances of subordinated long-term debt	19	11
Repayments and extinguishments of subordinated long-term debt	(1,347)	(176)
Issuances of trust preferred securities	–	–
Repayments and extinguishments of trust preferred securities	(3)	(21)
Purchases of treasury shares	(3,166)	(4,510)
Sale of treasury shares	2,620	4,144
Dividends paid to noncontrolling interests	–	–
Net change in noncontrolling interests	11	(67)
Cash dividends paid	–	–

Net cash provided by (used in) financing activities	(1,866)	(619)

Net effect of exchange rate changes on cash and cash equivalents	(284)	(473)

Net increase (decrease) in cash and cash equivalents	4,277	(16,719)
Cash and cash equivalents at beginning of period	53,321	82,032
Cash and cash equivalents at end of period	57,598	65,313

Net cash provided by (used in) operating activities include

Income taxes paid, net	330	176
Interest paid	2,966	3,996
Interest and dividends received	5,940	8,236

Cash and cash equivalents comprise

Cash and due from banks	26,813	14,689
Interest-earning demand deposits with banks (not included: time deposits of € 92,723 million as of March 31, 2013, and € 76,327 million as of March 31, 2012)	30,785	50,624

Total	57,598	65,313

[1]

Included are senior long-term debt issuances of € 3,012 million and € 3,493 million and repayments and extinguishments of € 4,732 million and € 3,686 million through March 31, 2013 and March 31, 2012, respectively.

[2]	Included are issuances of € 11,424 million and € 10,196 million and repayments and extinguishments of € 18,624 million and € 10,860 million through March 31, 2013 and March 31, 2012, respectively.

Deutsche Bank	Consolidated Financial Statements	53
Interim Report as of March 31, 2013	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU. In the first quarter 2013 the Group adopted several new accounting pronouncements. Please refer to the section “Impact of Changes in Accounting Principles” for further details.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2012, for which the same accounting policies have been applied.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance-sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

In 2012, the Group decided to broaden and hence stabilize the underlying bond portfolio relating to the discount rate applied in the eurozone for defined benefit pension plans by including high quality covered bonds and to refine the curve extrapolation by adjusting the underlying bond portfolio while retaining the overall AA-credit quality of the curve. The refinement resulted in an increase in the discount rate of 70 basis points and consequently reduced the actuarial losses flowing through other comprehensive income by approximately € 308 million before tax in the first quarter 2012 and approximately € 395 million before tax in the second quarter 2012.

In the fourth quarter 2012, the Group’s valuation methodology for incorporating the impact of own credit risk in the fair value of derivative contracts was refined (commonly referred to as Debt Valuation Adjustment or DVA). Previously the Group had calculated the effect of own credit risk on derivative liabilities using historic default levels. The refinement in methodology has moved DVA to a market based approach. In addition, during the fourth quarter 2012 the Group made refinements to its Credit Valuation Adjustment (“CVA”) methodology as greater transparency of the market value of counterparty credit became possible. The impacts of these refinements were disclosed in the Group’s consolidated financial statements as at December 31, 2012.

Deutsche Bank	Consolidated Financial Statements	54
Interim Report as of March 31, 2013	Impact of Changes in Accounting Principles (unaudited)

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted in the first quarter of 2013 in the preparation of these condensed consolidated interim financial statements.

IAS 1

On January 1, 2013, the Group adopted the amendments to IAS 1, “Presentation of Financial Statements” which require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The adoption of the amendments did not have a material impact on presentation of other comprehensive income in the Group’s consolidated financial statements.

IFRS 10, IFRS 11, IAS 27 and IAS 28

On January 1, 2013, the Group adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, a revised version of IAS 27, “Separate Financial Statements”, and a revised version of IAS 28, “Investments in Associates and Joint Ventures” which have been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The Group also adopted the amendments to the transition guidance for IFRS 10 and IFRS 11. The Group recorded a cumulative charge to total equity as at January 1, 2012 of € 195 million, net of tax, for the initial adoption of these standards. Comparative information for 2012 has been restated.

IFRS 10 replaces IAS 27, “Consolidated and Separate Financial Statements” and SIC-12, “Consolidation – Special Purpose Entities”, and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

IFRS 11 supersedes IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which had not been applied by the Group. The adoption of IFRS 11 did not have a material impact on the consolidated financial statements.

The following table reflects the incremental impact of the adoption of these standards on the Group’s assets, liabilities and total equity as at December 31, 2012.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of March 31, 2013	Impact of Changes in Accounting Principles (unaudited)

in € m.	Dec 31, 2012
Assets

Interest-earning deposits with banks	1,088

Financial assets at fair value through profit or loss	8,958

Loans	94

Other assets	(189)

Total assets	9,951

Liabilities

Financial liabilities at fair value through profit or loss	675

Other short-term borrowings	601

Long-term debt	(772)

Other liabilities	9,628

Total liabilities	10,133

Total equity

Total shareholders’ equity	(14)

Noncontrolling interests	(168)

The majority of the impacts above arose from the consolidation of certain funds where the Group provides guarantee protection to third parties over the fund’s assets. Under IFRS 10 the Group was deemed to have power over the funds as it acts as investment manager and cannot be removed, has variable returns through significant unit holdings and/or the guarantee, and is able to influence the returns of the funds through its power.

IAS 19

On January 1, 2013, the Group adopted IAS 19R, “Employee Benefits” which introduces the net interest approach which is based on the discount rate used to measure the defined benefit obligation multiplied with the net defined benefit asset/liability recognized on the balance sheet, both as determined at the start of the reporting period and adjusted for expected changes in the net defined benefit asset/liability due to contributions and benefit payments during the year. This measure of net interest cost replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The standard also requires immediate recognition of remeasurement effects associated with all post-employment benefits through other comprehensive income such as actuarial gains and losses and any deviations between the actual return on plan assets and the return implied by the net interest cost, which is already consistent with the Group’s previous accounting policy. In addition, IAS 19R requires immediate recognition of any past service cost and will enhance the disclosure requirements for defined benefit plans. The adoption of IAS 19R did not have a material impact on the consolidated financial statements.

IFRS 13

On January 1, 2013, the Group adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in the note “Financial Instruments carried at Fair Value” of this Interim Report.

IFRS 7

In December 2011, the IASB issued amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7R”) requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments were effective for annual periods beginning on or after January 1, 2013 but also interim periods thereafter. The adoption of the amendments in the first quarter 2013 did not have a material impact on the Group’s consolidated financial statements. The Group has provided the extended disclosures in the note “Offsetting Financial Assets and Financial Liabilities” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of March 31, 2013	Segment Information (unaudited)

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

IAS 32, “Offsetting Financial Assets and Financial Liabilities”, IFRS 9 and IFRS 9R, “Financial Instruments” will be relevant to the Group but were not effective as of March 31, 2013 and therefore have not been applied in preparing these financial statements. While approved by the IASB, each of the standards – except for IAS 32, “Offsetting Financial Assets and Financial Liabilities” – have yet to be endorsed by the EU.

The Group is currently evaluating the potential impact that the adoption of the amendments to IAS 32, IFRS 9 and IFRS 9R will have on its consolidated financial statements.

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. During the first quarter 2013, there were no material changes in the organizational structure which affected the composition of the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under Basel 3 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level and assuming full implementation of Basel 3 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a Basel 3 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. The figures for 2012 were adjusted to reflect this effect. In 2012, the Group derived its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (under Basel 2.5 rules), reflecting increased regulatory requirements at the time. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of March 31, 2013	Segment Information (unaudited)

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2013 and March 31, 2012.

Three months ended

Mar 31, 2013

in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjust ments	Total Consoli- dated
Net revenues	4,604	992	1,243	2,386	427	(261)	9,391

Provision for credit losses	48	96	13	111	87	0	354

Total noninterest expenses	2,695	587	1,008	1,792	537	4	6,623
therein:
Policyholder benefits and claims	–	–	191	–	–	0	192
Impairment of intangible assets	–	–	–	–	–	–	–
Restructuring activities	54	2	7	1	1	–	65

Noncontrolling interests	10	–	1	0	(1)	(10)	–

Income (loss) before income taxes	1,852	309	221	482	(196)	(255)	2,414

Cost/income ratio	59%	59%	81%	75%	126%	N/M	71%

Assets[1]	1,497,381	88,025	79,712	271,041	85,255	11,275	2,032,690

Risk-weighted assets	125,976	28,166	12,057	72,419	73,856	12,434	324,908

Average active equity	19,996	3,676	5,477	13,211	11,139	–	53,499

Pre-tax return on average active equity	37%	34%	16%	15%	(7)%	N/M	18%

Post-tax return on average active equity[2]	25%	23%	11%	10%	(5)%	N/M	12%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level is based on the reported effective tax rate for the Group, which was 31 % for the period ended March 31, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that a rate of 33 % was used for the period ended March 31, 2013.

Three months ended

Mar 31, 2012

in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjust ments	Total Consoli- dated
Net revenues	4,813	967	1,155	2,398	243	(382)	9,194

Provision for credit losses	32	32	(1)	160	91	0	314

Total noninterest expenses	2,895	615	947	1,770	685	79	6,993
therein:
Policyholder benefits and claims	–	–	149	–	–	0	150
Impairment of intangible assets	–	–	–	10	–	–	10
Restructuring activities	–	–	–	–	–	–	–

Noncontrolling interests	5	–	0	8	15	(29)	–

Income (loss) before income taxes	1,881	320	208	460	(549)	(432)	1,887

Cost/income ratio	60%	64%	82%	74%	N/M	N/M	76%

Assets (as of Dec 31, 2012)[1]	1,474,799	77,915	78,107	282,587	97,291	11,577	2,022,275

Risk-weighted assets (as of Dec 31, 2012)	124,640	27,392	12,429	72,695	80,317	16,133	333,605

Average active equity	20,872	3,058	5,700	11,801	12,625	–	54,056

Pre-tax return on average active equity	36%	42%	15%	16%	(17)%	N/M	14%

Post-tax return on average active equity[2]	25%	29%	10%	11%	(12)%	N/M	10%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level is based on the reported effective tax rate for the Group, which was 25 % for the period ended March 31, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that a rate of 32 % was used for the period ended March 31, 2012.

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of March 31, 2013	Segment Information (unaudited)

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

Loss before income taxes in C&A was € 255 million in the first quarter 2013, compared to a loss of € 432 million in the prior year quarter. This development was predominantly attributable to timing differences from different accounting methods used for management reporting and IFRS which amounted to negative € 159 million in the first quarter 2013 compared to negative € 319 million in the prior year quarter. These effects from Valuation & Timing differences were particularly related to the narrowing of mid- to long-term spreads on the mark-to-market valuation of U.S. dollar/euro basis swaps and the widening of credit spreads on our own debt, reflecting significantly lower material movements in the first quarter 2013 compared to the prior year quarter. Results in C&A also included lower accruals for the German bank levy in the first quarter 2013 compared to the prior year quarter, reflecting a reduction of relevant 2012 net income of Deutsche Bank AG according to German GAAP.

Entity-Wide Disclosures

Net Revenue Components

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012
Corporate Banking & Securities:

Sales & Trading (debt and other products)	2,727	3,165

Sales & Trading (equity)	766	683

Sales & Trading (equity, debt & other)	3,494	3,849

Origination (debt)	455	379

Origination (equity)	152	138

Origination (equity & debt)	607	517

Advisory	69	121

Loan products	296	325

Other products	138	1

Total Corporate Banking & Securities	4,604	4,813

Global Transaction Banking:

Transaction services	992	967

Other products	–	–

Total Global Transaction Banking	992	967

Asset & Wealth Management:

Discretionary portfolio management/fund management	523	486

Advisory/brokerage	214	199

Credit products	92	100

Deposits and payment services	69	68

Other products[1]	345	302

Total Asset & Wealth Management	1,243	1,155

Private & Business Clients:

Discretionary portfolio management/fund management	59	53

Advisory/brokerage	258	278

Credit products	836	793

Deposits and payment services	954	1,006

Other products	278	268

Total Private & Business Clients	2,386	2,398

Total Non-Core Operations Unit	427	243

Consolidation & Adjustments	(261)	(382)

Total[2]	9,391	9,194

[1]	Includes revenues from ETF business.
[2]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit and loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of March 31, 2013	Information on the Consolidated Income Statement (unaudited)

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012

Net interest income	3,650	4,238

Trading income[1]	2,646	2,619

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	197	16

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,843	2,635

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,493	6,873

Sales & Trading (equity)	628	513
Sales & Trading (debt and other products)	2,767	2,765
Total Sales & Trading	3,396	3,278

Loan products	118	89

Remaining products[3]	137	160

Corporate Banking & Securities	3,651	3,527

Global Transaction Banking[4]	510	499

Asset & Wealth Management	714	757

Private & Business Clients	1,486	1,537

Non-Core Operations Unit	97	355

Consolidation & Adjustments	35	198

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,493	6,873

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes € (101) million and € 31 million from securitization structures for the three months ended March 31, 2013 and March 31, 2012, respectively. Fair value movements on related instruments of € 187 million and of € (24) million for the three months ended March 31, 2013 and March 31, 2012, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012

Commissions and fees from fiduciary activities	818	782

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	851	868

Fees for other customer services	1,180	1,165

Total commissions and fee income	2,849	2,815

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of March 31, 2013	Information on the Consolidated Income Statement (unaudited)

Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012
Service cost for defined benefit plans:
Germany	47	39
UK	6	7
Other countries	19	22

Total service cost	72	68

Net interest cost (income) for defined benefit plans:
Germany	13	9
UK	(7)	(10)
Other countries	4	4

Total net interest cost (income)	10	3

Total expenses defined benefit plans:
Germany	60	48
UK	(1)	(3)
Other countries	23	26

Total expenses defined benefit plans	82	71

Total expenses for defined contribution plans	108	106

Total expenses for post-employment benefits	190	177

Employer contributions to mandatory German social security pension plan	60	62

The Group expects to pay approximately € 190 million in regular contributions to its retirement benefit plans in 2013. Furthermore the Group made an additional contribution of € 819 million to fund the majority of Postbank’s unfunded defined benefit obligations in the first quarter of 2013. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2013.

The discount rate applied to determine the defined benefit pension obligations in the eurozone as of March 31, 2013 is 3.5%.

General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012
General and administrative expenses:

IT costs	676	587

Occupancy, furniture and equipment expenses	484	527

Professional service fees	356	402

Communication and data services	223	232

Travel and representation expenses	95	124

Payment, clearing and custodian services	148	131

Marketing expenses	74	85

Consolidated investments	193	177

Other expenses[1]	569	921

Total general and administrative expenses	2,818	3,186

[1]	Included within other expenses are litigation related expenses of € 120 million for the first quarter 2013 and of € 205 million for the first quarter 2012.

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to spend approximately € 4 billion over a three year period starting 2012 with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

As of March 31, 2013 the Group’s Management Board approved three phases of restructuring which form part of the planned amount of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 65 million were recognized in the first quarter of 2013, thereof € 20 million for termination benefits relating to the reduction of headcount according to the Group’s accounting policy for restructuring expenses. An additional expense amount of € 45 million was incurred for the acceleration of deferred compensation awards not yet amortized. Of the total amount of € 65 million, the Corporate Banking & Securities Corporate Division was charged € 54 million, the Asset & Wealth Management Corporate Division € 7 million, the Global Transaction Banking Corporate Division € 2 million, the Private & Business Clients Corporate Division € 1 million and the Non-Core Operations Unit Corporate Division € 1 million respectively, including allocations from Infrastructure functions. Provisions for restructuring as of March 31, 2013 amounted to € 119 million. The majority of the remaining approved restructuring expense budget is expected to be utilized during 2013.

In this year’s first quarter 381 full-time equivalent (FTE) staff had been reduced through restructuring and other means. Of these reductions, 38 FTE have been reduced through activities that were not eligible for treatment as restructuring charges pursuant to the restructuring program described above, for instance voluntary leavers and retirements where the roles will not be replaced. The remaining 343 FTE have been identified as restructuring eligible. The total FTE reductions were identified within the Corporate Banking & Securities Corporate Division (176 FTE), the Asset & Wealth Management Corporate Division (97 FTE) and Infrastructure functions (108 FTE).

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2013	Dec 31, 2012
Trading assets:
Trading securities	225,772	227,845
Other trading assets[1]	25,242	26,614

Total trading assets	251,014	254,459

Positive market values from derivative financial instruments	708,938	768,353

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	125,697	124,987
Securities borrowed	31,897	28,304
Loans	18,402	18,248
Other financial assets designated at fair value through profit or loss	18,516	15,488

Total financial assets designated at fair value through profit or loss	194,512	187,027

Total financial assets at fair value through profit or loss	1,154,464	1,209,839

[1]	Includes traded loans of € 17,018 million and € 17,638 million as of March 31, 2013 and December 31, 2012, respectively.

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

in € m.	Mar 31, 2013	Dec 31, 2012
Trading liabilities:
Trading securities	62,492	52,722
Other trading liabilities	3,437	1,678

Total trading liabilities	65,929	54,400

Negative market values from derivative financial instruments	694,862	752,652

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	87,296	82,267
Loan commitments	440	463
Long-term debt	12,948	13,436
Other financial liabilities designated at fair value through profit or loss	17,117	14,243

Total financial liabilities designated at fair value through profit or loss	117,801	110,409

Investment contract liabilities[1]	8,115	7,732

Total financial liabilities at fair value through profit or loss	886,707	925,193

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Mar 31, 2013	Dec 31, 2012
Debt securities	46,424	44,155

Equity securities	1,303	1,305

Other equity interests	983	986

Loans	2,783	2,954

Total financial assets available for sale	51,493	49,400

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Mar 31, 2013			Dec 31, 2012
in € m.	Carrying value		Fair value	Carrying value		Fair value
Trading assets reclassified to loans:
Securitized assets[1]	2,853		2,401	3,599		2,783
Debt securities	773		751	795		757
Loans	6,380		5,807	6,810		6,226

Total trading assets reclassified to loans	10,006	[2]	8,959	11,204		9,766

Financial assets available for sale reclassified to loans:
Securitized assets[1]	4,000		3,826	4,501		4,218
Loans	1,326		1,494	1,293		1,446

Total financial assets available for sale reclassified to loans	5,326	[3]	5,320	5,794		5,664

Total financial assets reclassified to loans	15,332	[3]	14,279	16,998	[3]	15,430

[1]	Securitized assets consist of mortgage- and asset-backed securities.
[2]

For the three months ended March 31, 2013, the Group sold assets that were previously classified as trading with a carrying value of € 1.0 billion, including € 0.6 billion of asset-backed securities and € 0.3 billion of loans.

[3]

In addition to the carrying value of the reclassified assets shown in the table above there is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk. This effect increases carrying value by € 179 million and € 209 million as at March 31, 2013 and December 31, 2012 respectively.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group’s overall profitability, capital position and regulatory compliance. For the three months ended March 31, 2013, the Group sold reclassified assets with a carrying value of € 1.1 billion, resulting in net losses of € 162 million. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of the reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

In addition to sales, the decrease in the carrying value of reclassified assets previously classified as available for sale includes € 460 million attributable to redemptions. Provisions for credit losses taken during the period were mostly against loans formerly classified as trading.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	225	186

Impairment (losses) on the reclassified financial assets available for sale which were impaired	–	(5)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	121	98

Pre-tax contribution of all reclassified assets to the income statement (after reclassification)

	Three months ended
in € m.	Mar 31, 2013	Mar 31, 2012
Interest income	106	156

Provision for credit losses	(8)	(42)

Other income[1]	(139)	(13)

Income before income taxes on reclassified trading assets	(41)	101

Interest income	27	38

Provision for credit losses	–	(12)

Other income[1]	(3)	(2)

Income (loss) before income taxes on reclassified financial assets available for sale	23	24

[1]	Predominantly relates to losses from the sale of reclassified assets.

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (“CDO”); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDO’s (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Mar 31, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	117,513	99,745	8,514
Positive market values from derivative financial instruments	21,719	675,012	12,207
Other trading assets	695	20,024	4,523
Financial assets designated at fair value through profit or loss	6,910	183,788	3,814
Financial assets available for sale	21,914	25,868	3,711
Other financial assets at fair value	–	6,051[2]	–

Total financial assets held at fair value	168,751	1,010,488	32,769

Financial liabilities held at fair value:
Trading securities	48,028	14,382	83
Negative market values from derivative financial instruments	18,893	667,286	8,683
Other trading liabilities	173	3,263	–
Financial liabilities designated at fair value through profit or loss	1	116,574	1,226
Investment contract liabilities[4]	–	8,115	–
Other financial liabilities at fair value	–	4,171[2]	(147)[3]

Total financial liabilities held at fair value	67,095	813,791	9,845

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2012.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” of the Financial Report 2012 for more detail on these contracts.

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Financial instruments categorized in level 3

in € m.	Mar 31, 2013
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	743
Mortgage and other asset-backed securities	2,647
Corporate debt securities and other debt obligations	4,916
Equity securities	208

Total trading securities	8,514

Positive market values from derivative financial instruments	12,207
Other trading assets	4,523
Financial assets designated at fair value through profit or loss:
Loans	3,200
Other financial assets designated at fair value through profit or loss	614

Total financial assets designated at fair value through profit or loss	3,814

Financial assets available for sale	3,711

Other financial assets at fair value	–

Total financial assets held at fair value	32,769

Financial liabilities held at fair value:

Trading securities	83

Negative market values from derivative financial instruments	8,683

Other trading liabilities	–

Financial liabilities designated at fair value through profit or loss:
Loan commitments	446
Long-term debt	712
Other financial liabilities designated at fair value through profit or loss	68

Total financial liabilities designated at fair value through profit or loss	1,226

Other financial liabilities at fair value	(147)[1]

Total financial liabilities held at fair value	9,845

[1]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table above.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period is mainly due to a combination of sales, settlements and transfers from level 3 into level 2 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in the quarter was due to mark-to-market losses on the instruments, settlements and transfers of derivative assets from level 3 to level 2 of the hierarchy due to improved observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The slight decrease in assets during the period is primarily due to settlements while the decrease in liabilities is mainly due to transfers from level 3 into level 2.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid.

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Reconciliation of financial instruments classified in Level 3

Mar 31, 2013		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[5]	Settle- ments[6]	Transfers into Level 3[7]	Transfers out of Level 3[7]	Balance, end of year

Financial assets held at fair value:

Trading securities	10,306	–	363	381	(583)	–	(669)	619	(1,903)	8,514

Positive market values from derivative financial instruments	15,210	–	(811)	–	–	–	(1,117)	1,086	(2,161)	12,207

Other trading assets	4,609	–	127	152	(686)	56	(105)	649	(279)	4,523

Financial assets designated at fair value through profit or loss	3,956	–	198	169	(128)	217	(544)	227	(281)	3,814

Financial assets available for sale	3,940	(80)	74[2]	45	(57)	–	(205)	246	(252)	3,711

Other financial assets at fair value	–	–	–	–	–	–	–	–	–	–

Total financial assets held at fair value	38,021	(80)	(49)[3,4]	747	(1,454)	273	(2,640)	2,827	(4,876)	32,769

Financial liabilities held at fair value:

Trading securities	318	–	(1)	–	–	–	8	22	(264)	83

Negative market values from derivative financial instruments	9,286	–	567	–	–	–	(700)	1,132	(1,602)	8,683

Other trading liabilities	–	–	–	–	–	–	–	–	–	–

Financial liabilities designated at fair value through profit or loss	1,417	–	(21)	–	–	61	(79)	92	(244)	1,226

Other financial liabilities at fair value	(176)	–	65	–	–	–	19	(18)	(37)	(147)

Total financial liabilities held at fair value	10,845	–	610[3,4]	–	–	61	(752)	1,228	(2,147)	9,845

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented above are attributable to movements in both the observable and unobservable parameters.

[2]

Total gains and losses on financial assets available for sale include a gain of € 28 million recognized in other comprehensive income, net of tax, and a gain of € 6 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[3]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is positive € 144 million and for total financial liabilities held at fair value this is a negative € 21 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[4]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.
[5]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[6]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[7]

Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of March 31, 2013 it could have increased fair value by as much as € 3.2 billion or decreased fair value by as much as € 3.2 billion.

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Mar 31, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:
Credit	688	1,020
Equity	195	147
Interest related	96	151
Hybrid	268	123
Other	91	77

Securities:
Debt securities	1,461	1,261
Equity securities	42	61
Mortgage- and asset-backed	–	–

Loans:
Leveraged loans	–	–
Commercial loans	–	–
Traded loans	336	331

Total	3,177	3,171

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between both other unobservable parameters, and observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the credit worthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of credit worthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require in order to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macro economic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, ie. an increase in price of one underlying reference will lead to a reduction in the price of the other.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the EV/EBITDA multiple of a comparable observable entity and applying this multiple to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Mar 31, 2013	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Mortgage and other asset backed securities
Commercial mortgage-backed securities	270	–	Discounted cash flow	Credit spread (bps)	146	1,650
				Recovery rate	47%	100%
				Constant default rate	0%	9%
				Constant prepayment rate	0%	15%
Mortgage and other asset backed securities	2,377	–	Discounted cash flow	Credit spread (bps)	83	3,250
				Recovery rate	0%	80%
				Constant default rate	1%	100%
				Constant prepayment rate	0%	20%

Total mortgage and other asset-backed securities	2,647	–

Debt securities and other debt obligations	5,707	795	Price	Price	0%	150%
			Discounted cash flow	Credit spread (bps)	10	350

Equity securities	804	–	Market approach	Price/net asset value	80%	100%
				Enterprise value/EBITDA(multiple)	1	14
			Discounted cash flow	Weighted average cost capital	9%	12%

Loans	9,536	–	Price	Price	0%	127%
			Discounted cash flow	Credit spread (bps)	49	2,450
				Constant default rate	9%	20%
				Recovery rate	12%	60%

Loan commitments	–	446	Discounted cash flow	Credit spread (bps)	17	1,900
				Recovery rate	10%	80%
				Utilization	0%	100%

Other financial instruments	1,868	68	Price	Price	1%	105%
			Discounted cash flow	IRR	3%	46%

Total financial instruments held at fair value[1]	20,562	1,309

[1]	The presentation of the Level 3 financial instruments in this table follows a product breakdown rather than accounting classification.

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Mar 31, 2013	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments
Interest rate derivatives	3,146	2,713	Discounted cash flow	Swap rate (bps)	10	935
				Inflation swap rate	1%	7%
			Option pricing model	Inflation volatility	0%	7%
				Interest rate volatility	8%	89%
				IR - IR correlation	(49)%	99%
				Hybrid correlation	(70)%	100%
Credit derivatives	6,985	3,073	Discounted cash flow	Credit spread (bps)	9	2,940
				Recovery rate	0%	80%
			Option pricing model	Credit correlation	13%	90%
Equity derivatives	848	1,430	Option pricing model	Stock volatility	10%	99%
				Index volatility	10%	95%
				Index - index correlation	61%	99%
				Stock - stock correlation	13%	99%
FX derivatives	65	247	Option pricing model	Volatility	1%	20%
Other derivatives	1,163	1,073[1]	Discounted cash flow	Credit spread (bps)	390	1,150
				Long term power prices(EUR/MWh)	31	61
			Option pricing model	Commodity correlation	(30)%	100%

Total market values from derivative financial instruments	12,207	8,536

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.

in € m.	Mar 31, 2013
Financial assets held at fair value:

Trading securities	343
Positive market values from derivative financial instruments	(457)
Other trading assets	122
Financial assets designated at fair value through profit or loss	268
Financial assets available for sale	105
Other financial assets at fair value	–

Total financial assets held at fair value	381

Financial liabilities held at fair value:

Trading securities	5
Negative market values from derivative financial instruments	(710)
Other trading liabilities	–
Financial liabilities designated at fair value through profit or loss	(55)
Other financial liabilities at fair value	(56)

Total financial liabilities held at fair value	(816)

Total	(435)

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-date movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.

Balance as of Dec 31, 2012	699

New trades during the period	172

Amortization	(103)

Matured trades	(31)

Subsequent move to observability	(10)

Exchange rate changes	5

Balance as of Mar 31, 2013	732

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 16 “Fair Value of Financial Instruments not carried at Fair Value” of our Financial Report 2012.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 15 “Financial Instruments carried at Fair Value” of our Financial Report 2012. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 15 “Financial Instruments carried at Fair Value” of our Financial Report 2012, to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Mar 31, 2013
in € bn.	Carrying value	Fair value

Financial assets:
Cash and due from banks	26,813	26,813
Interest-earning from banks	123,508	123,523
Central bank funds sold and securities purchased under resale agreements	35,827	35,827
Securities borrowed	29,693	29,693
Loans	395,045	397,678
Other Assets[2]	168,928	168,904

Financial liabilities:
Deposits	575,165	575,778
Central bank funds purchased and securities sold under repurchase agreements	32,499	32,499
Securities loaned	3,552	3,552
Other short-term borrowings	75,465	75,464
Other liabilities[2]	207,100	207,100
Long-term debt	148,161	148,248
Trust preferred securities	12,262	12,966

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 01 “Significant Accounting Policies” of our Financial Report 2012.

[2]	Only includes financial assets or financial liabilities.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present net on the balance sheet, certain financial assets and financial liabilities, according to criteria described in Note 01 “Significant Accounting Policies: Offsetting Financial Instruments” of our Financial Report 2012.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement.

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Assets

	Mar 31, 2013

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount

Central bank funds sold and securities purchased under resale agreements (enforceable)	29,521	(450)	29,071	–	–	(29,071)	–
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	6,756	–	6,756	–	–	(6,756)	–

Securities borrowed (enforceable)	18,876	–	18,876	–	–	(18,876)	–
Securities borrowed (non-enforceable)	10,817	–	10,817	–	–	(10,817)	–

Financial assets at fair value through profit or loss
Trading assets	252,012	(998)	251,014	–	(60)	(1,474)	249,480
Positive market values from derivative financial instruments (enforceable)	994,418	(338,210)	656,208	(576,228)	(60,299)	(10,246)	9,435
Positive market values from derivative financial instruments (non-enforceable)	52,730	–	52,730	–	–	–	52,730
Financial assets designated at fair value through profit or loss (enforceable)	166,801	(34,863)	131,938	(28,176)	–	(94,420)	9,342
Financial assets designated at fair value through profit or loss (non-enforceable)	62,574	–	62,574	–	–	(43,760)	18,814

Total financial assets at fair value through profit or loss	1,528,535	(374,071)	1,154,464	(604,404)	(60,359)	(149,901)	339,800

Loans	395,194	(149)	395,045	–	(15,470)	(192,367)	187,208

Other assets	203,570	(20,796)	182,774	(66,889)	(217)	(58)	115,610
Therein: Positive market values from derivatives qualifying for hedge accounting (enforceable)	20,937	(14,841)	6,096	(5,531)	–	–	565

Remaining assets not subject to netting	234,887	–	234,887	–	–	(755)	234,132

Total assets	2,428,156	(395,466)	2,032,690	(671,293)	(76,046)	(408,602)	876,749

Liabilities

	Mar 31, 2013

in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount

Deposit	575,268	(103)	575,165	–	–	–	575,165

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	8,533	(450)	8,083	–	(73)	(8,010)	–
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	24,416	–	24,416	–	–	(23,199)	1,217

Securities loaned (enforceable)	3,455	–	3,455	–	–	(3,251)	204
Securities loaned (non-enforceable)	96	–	96	–	–	(96)	–

Financial liabilities at fair value through profit or loss
Trading liabilities	76,965	(11,036)	65,929	–	–	–	65,929
Negative market values from derivative financial instruments (enforceable)	1,005,379	(347,543)	657,836	(579,766)	(61,359)	(14,664)	2,047
Negative market values from derivative financial instruments (non-enforceable)	37,027	–	37,027	–	–	–	37,027
Financial liabilities designated at fair value through profit or loss (enforceable)	83,686	(24,172)	59,514	(28,176)	(1,258)	(30,049)	31
Financial liabilities designated at fair value through profit or loss (non-enforceable)	66,401	–	66,401	–	–	(38,799)	27,602

Total financial liabilities at fair value through profit or loss	1,269,458	(382,751)	886,707	(607,942)	(62,617)	(83,512)	132,636

Other liabilities	246,554	(12,162)	234,392	(62,292)	–	–	172,100
Therein: Negative market values from derivatives qualifying for hedge accounting (enforceable)	8,992	(5,784)	3,208	(1,993)	–	–	1,215

Remaining liabilities not subject to netting	244,298	–	244,298	–	–	–	244,298

Total liabilities	2,372,078	(395,466)	1,976,612	(670,233)	(62,690)	(118,068)	1,125,621

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

Assets

	Dec 31, 2012

in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount

Central bank funds sold and securities purchased under resale agreements (enforceable)	32,416	(427)	31,989	–	–	(31,874)	115
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	4,581	–	4,581	–	–	(4,475)	106

Securities borrowed (enforceable)	10,272	–	10,272	–	–	(9,972)	300
Securities borrowed (non-enforceable)	13,741	–	13,741	–	–	(13,336)	405

Financial assets at fair value through profit or loss
Trading assets	255,745	(1,286)	254,459	–	(52)	(1,979)	252,428
Positive market values from derivative financial instruments (enforceable)	1,089,047	(377,671)	711,376	(631,791)	(66,467)	(9,032)	4,086
Positive market values from derivative financial instruments (non-enforceable)	56,977	–	56,977	–	–	–	56,977
Financial assets designated at fair value through profit or loss (enforceable)	147,254	(34,316)	112,938	(26,035)	(973)	(75,370)	10,560
Financial assets designated at fair value through profit or loss (non-enforceable)	74,089	–	74,089	–	–	(55,279)	18,810

Total financial assets at fair value through profit or loss	1,623,112	(413,273)	1,209,839	(657,826)	(67,492)	(141,660)	342,861

Loans	397,520	(143)	397,377	–	(16,324)	(192,205)	188,848

Other assets	144,735	(21,033)	123,702	(69,546)	(267)	(6,883)	47,006
Therein: Positive market values from derivatives qualifying for hedge accounting (enforceable)	23,893	(15,531)	8,362	(7,119)	–	(452)	791

Remaining assets not subject to netting	230,774	–	230,774	–	–	(1,287)	229,487

Total assets	2,457,150	(434,875)	2,022,275	(727,372)	(84,084)	(401,693)	809,126

Liabilities

	Dec 31, 2012

in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount

Deposit	577,316	(106)	577,210	–	–	–	577,210

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	8,806	(426)	8,380	–	(13)	(8,124)	243
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	27,764	–	27,764	–	–	(27,042)	722

Securities loaned (enforceable)	2,614	–	2,614	–	–	(2,464)	150
Securities loaned (non-enforceable)	552	–	552	–	–	(246)	306

Financial liabilities at fair value through profit or loss
Trading liabilities	65,284	(10,884)	54,400	–	–	–	54,400
Negative market values from derivative financial instruments (enforceable)	1,098,493	(386,949)	711,544	(636,450)	(62,428)	(11,298)	1,368
Negative market values from derivative financial instruments (non-enforceable)	41,108	–	41,108	–	–	–	41,108
Financial liabilities designated at fair value through profit or loss (enforceable)	78,675	(23,869)	54,806	(26,035)	(474)	(27,403)	894
Financial liabilities designated at fair value through profit or loss (non-enforceable)	63,335	–	63,335	–	–	(35,193)	28,142

Total financial liabilities at fair value through profit or loss	1,346,894	(421,701)	925,193	(662,485)	(62,902)	(73,895)	125,911

Other liabilities	191,740	(12,641)	179,099	(68,927)	–	–	110,172
Therein: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,410	(6,735)	3,675	(2,460)	–	–	1,215

Remaining liabilities not subject to netting	247,223	–	247,223	–	–	–	247,223

Total liabilities	2,402,910	(434,875)	1,968,035	(731,412)	(62,914)	(111,771)	1,061,938

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 01 “Significant Accounting Policies: Offsetting Financial Instruments” of our Financial Report 2012.

The column ‘Impact of Master Netting Agreements’ discloses the amounts that are subject to master netting agreements but were not offset due to not meeting the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

Non enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark to market values of derivatives are booked within the ‘Other liabilities’ and ‘Other assets’ balances respectively.

The financial instrument and cash collateral amounts disclosed reflect their fair values. The rights of set off relating to the financial instruments and cash collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Three months ended Mar 31, 2013

		Allowance for Loan Losses		Allowance for Off-Balance Sheet Positions

in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total

Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	233	111	344	2	9	11	354
thereof: (Gains)/Losses from disposal of impaired loans	10	(36)	(26)	–	–	–	(26)

Net charge-offs:	(96)	(55)	(151)	–	–	–	(151)
Charge-offs	(105)	(118)	(223)	–	–	–	(223)
Recoveries	9	63	72	–	–	–	72

Changes in the group of consolidated companies	–	–	–	–	–	–	–

Exchange rate changes/other	(15)	(7)	(22)	0	1	1	(21)

Balance, end of period	2,389	2,474	4,863	120	106	226	5,089

Changes compared to prior year

Provision for credit losses absolute	49	(29)	20	12	8	20	40
relative	27%	(21)%	6%	(120)%	800%	(222)%	13%

Net charge-offs absolute	178	41	219	–	–	–	219
relative	(65)%	(43)%	(59)%	–	–	–	(59)%

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of March 31, 2013	Information on the Consolidated Balance Sheet (unaudited)

	Three months ended Mar 31, 2012
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,011	2,147	4,158	127	98	225	4,383

Provision for credit losses	184	140	324	(10)	1	(9)	314
thereof:
(Gains)/Losses from disposal of impaired loans	1	(51)	(50)	–	–	–	(50)

Net charge-offs:	(274)	(96)	(370)	–	–	–	(370)
Charge-offs	(283)	(179)	(462)	–	–	–	(462)
Recoveries	9	83	92	–	–	–	92

Changes in the group of consolidated companies	–	–	–	–	–	–	–

Exchange rate changes/other	(35)	1	(34)	(0)	(1)	(1)	(35)

Balance, end of period	1,887	2,190	4,077	117	97	214	4,291

Changes compared to prior year

Provision for credit losses
absolute	30	(75)	(45)	(15)	2	(13)	(58)
relative	19%	(35%)	(12%)	(300%)	(200%)	(325%)	(16%)

Net charge-offs
absolute	(145)	5	(140)	–	–	–	(140)
relative	112%	(5%)	61%	–	–	–	61%

Other Assets and Other Liabilities

in € m.	Mar 31, 2013	Dec 31, 2012
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	65,942	67,390
Receivables from prime brokerage	8,890	6,068
Pending securities transactions past settlement date	5,456	4,096
Receivables from unsettled regular way trades	78,234	19,758

Total brokerage and securities related receivables	158,522	97,312

Accrued interest receivable	4,041	3,238

Assets held for sale	111	107

Other	20,100	23,045

Total other assets	182,774	123,702

in € m.	Mar 31, 2013	Dec 31, 2012
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	68,186	74,650
Payables from prime brokerage	32,868	30,520
Pending securities transactions past settlement date	3,859	3,029
Payables from unsettled regular way trades	76,476	19,257

Total brokerage and securities related payables	181,390	127,456

Accrued interest payable	3,727	3,592

Liabilities held for sale	60	78

Other	49,216	47,972

Total other liabilities	234,392	179,099

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of March 31, 2013	Other Financial Information (unaudited)

Long-Term Debt

in € m.	Mar 31, 2013	Dec 31, 2012

Senior debt:

Bonds and notes
Fixed rate	84,964	89,623
Floating rate	26,458	29,138

Subordinated debt:

Bonds and notes
Fixed rate	3,120	4,218
Floating rate	4,565	4,567

Other	29,054	29,779

Total long-term debt	148,161	157,325

Shares Issued and Outstanding

in million	Mar 31, 2013	Dec 31, 2012

Shares issued	929.5	929.5

Shares in treasury	0.3	0.3

– thereof buyback	–	0.0

– thereof other	0.3	0.3

Shares outstanding	929.2	929.2

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from obtained collateral.

in € m.	Mar 31, 2013	Dec 31, 2012

Irrevocable lending commitments	132,711	129,657

Contingent liabilities	71,661	68,358

Total	204,372	198,014

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of March 31, 2013	Other Financial Information (unaudited)

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 29 “Provisions” of the Group’s Financial Report 2012 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For those matters where an estimate can be made, the Group currently estimates that, as of March 31, 2013, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.3 billion (December 31, 2012: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR), Singapore Interbank Offered Rate (SIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

In connection with the above-referenced investigations, in the period from mid-2012 to early 2013, three financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, one financial institution’s settlement included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against that entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. Dollar LIBOR. These U.S. Dollar LIBOR civil actions have been consolidated for pre-trial purposes, and Deutsche Bank and the other bank defendants moved to dismiss the amended complaints that had been filed by the end of April 2012. On March 29, 2013, the Court dismissed a substantial portion of plaintiffs’ claims, such as the federal and state antitrust claims. The Court allowed some manipulation claims to proceed and granted plaintiffs’ motion to amend their complaints based on information that emerged in regulatory settlements.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of March 31, 2013	Other Financial Information (unaudited)

Additional complaints against Deutsche Bank and other banks relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in or otherwise transferred to the Southern District of New York by the Judicial Panel on Multidistrict Litigation but have been stayed pending the resolution of the motions to dismiss. Other actions against Deutsche Bank and other banks concerning U.S. Dollar LIBOR are currently pending in other federal district courts, and defendants are seeking to have them transferred to the Southern District of New York. One complaint relating to the alleged manipulation of Yen LIBOR and Euroyen TIBOR has also been filed in the Southern District of New York. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act, state and federal antitrust laws, the Racketeer Influcenced and Corrupt Organizations Act and other state laws.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) regarding the Kirch Group in an interview with Bloomberg television on February 4, 2002, was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for pay-ment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. KGL Pool GmbH appealed the decision. On December 14, 2012, the appellate court altered the judgment by District Court Munich I and held that Deutsche Bank and Dr. Breuer are liable for damages assigned by one subsidiary of the former Kirch Group and claimed under the motion for payment, rendered a declaratory judgment in favor of certain subsidiaries and dismissed the claims assigned by certain other subsidiaries. On March 12, 2013, the appellate court handed down the written judgment containing the reasons. Deutsche Bank and Dr. Breuer filed a request for leave to appeal with the German Federal Supreme Court. As a next step, the appellate court will request an expert opinion on possible damages to decide on the amount owed under the payment claim.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of March 31, 2013	Other Financial Information (unaudited)

offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has approved a settlement of the case.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the United States District Court for the Southern District of New York dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action, which the plaintiffs appealed. On March 1, 2013, the United States Court of Appeals for the Second Circuit reversed the dismissal and remanded the case for further proceedings to the District Court.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Asset Management Fund, Assured Guaranty Municipal Corporation, Bayerische Landesbank, Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategica Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Freedom Trust 2011-2, John Hancock, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), RMBS Recovery Holdings 4, LLC, VP Structured Products, LLC, Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Spencerview Asset Management Ltd., The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co., and the West Virginia Investment Management Board. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates, and on January 4, 2013, the court issued an opinion explaining the basis for this order. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims. The plaintiffs repled the claims dismissed without prejudice by filing a new complaint on February 4, 2013.

On July 16, 2012, the Minnesota District Court dismissed with prejudice without leave to replead claims by Moneygram Payment Systems, Inc., which the plaintiffs have appealed. On January 13, 2013, Moneygram filed a summons with notice in New York State Supreme Court seeking to assert claims similar to those dismissed in Minnesota.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of March 31, 2013	Other Financial Information (unaudited)

On February 4, 2013, pursuant to the terms of a settlement agreement, Stichting Pensioenfonds ABP dismissed two lawsuits that had been filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

A number of entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of US-Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating with the regulatory agencies.

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of March 31, 2013, Deutsche Bank has approximately U.S. $ 5.3 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, Deutsche Bank recorded provisions of € 394 million as of March 31, 2013. There are other potential mortgage loan repurchase demands that Deutsche Bank anticipates may be made, but Deutsche Bank cannot reliably estimate their timing or amount.

As of March 31, 2013, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.7 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 41.7 billion of loans sold by Deutsche Bank as described above.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2013, were loans and commitments of € 9 million and deposits of € 15 million. As of December 31, 2012, there were loans and commitments of € 7 million and deposits of € 13 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of March 31, 2013	Other Financial Information (unaudited)

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties

in € m.	Mar 31, 2013	Dec 31, 2012
Loans outstanding, beginning of period	918	5,151

Loans issued during the period	313	436

Loan repayments during the period	543	4,610[1]

Changes in the group of consolidated companies	-	0

Exchange rate changes/other	10	(58)

Loans outstanding, end of period [2]	698	918

Other credit risk related transactions:

Allowance for loan losses	51	47

Provision for loan losses	6	47

Guarantees and commitments	60	55

[1]	The increase in repayments during 2012 is mainly related to the sale of a restructured loan transaction in Europe.
[2]	Loans past due were € 2 million as of March 31, 2013, and € 3 million as of December 31, 2012.

Deposits received

	Associated companies and other related parties

in € m.	Mar 31, 2013	Dec 31, 2012
Deposits, beginning of period	245	247

Deposits received during the period	36	284

Deposits repaid during the period	69	284

Changes in the group of consolidated companies	(1)	(3)

Exchange rate changes/other	1	1

Deposits, end of period	212	245

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 210 million as of March 31, 2013, and € 110 million as of December 31, 2012. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 3 million as of March 31, 2013, and € 4 million as of December 31, 2012.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2013, transactions with these plans were not material for the Group.

Significant Transactions

BHF-BANK

On September 20, 2012, the Group announced that it has reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Closing is not expected to occur before the publication of this interim report. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate as of March 31, 2013 and will not reclassify the disposal group as held for sale until such approvals are given.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of March 31, 2013	Other Financial Information (unaudited)

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2013.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 111 million as of March 31, 2013 (December 31, 2012: € 107 million) and the disposal groups included liabilities of € 60 million (December 31, 2012: € 78 million).

In the first quarter 2013, the Group classified several disposal groups mainly consisting of foreclosures as held for sale within the Corporate Division Corporate Banking & Securities. All assets are expected to be sold within one year. The classification as held for sale did not result in an impairment loss. The respective assets have been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

As of March 31, 2013 and December 31, 2012, no unrealized net gains (losses) relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Asset & Wealth Management	A disposal group mainly consisting of real estate fund units	None	First quarter of 2013

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Date

Deutsche Bank has announced an intention to place up to 90 million newly issued shares from its authorized capital in institutional private placements. This transaction is expected to add approximately € 2.8 billion to Deutsche Bank’s Core Tier 1 capital and increase its pro forma fully loaded Basel 3 Core Tier 1 ratio from 8.8 % as at March 31, 2013 to approximately 9.5%. In addition, the Group plans to create approximately € 2 billion of subordinated capital over the next twelve months.

Deutsche Bank	Other Information (unaudited)	85
Interim Report as of March 31, 2013	Non-GAAP Financial Measures

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which were 31 % and 25 % for the periods ended March 31, 2013 and March 31, 2012, respectively. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that rates of 33 % and 32 % were used for the periods ended March 31, 2013 and March 31, 2012, respectively.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests) as follows:

	Three months ended

in € m.	Mar 31, 2013	Mar 31, 2012
Income (loss) before income taxes (IBIT)	2,414	1,887

Less pre-tax noncontrolling interests	(10)	(28)

IBIT attributable to Deutsche Bank shareholders	2,405	1,859

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

Deutsche Bank	Other Information (unaudited)	86
Interim Report as of March 31, 2013	Non-GAAP Financial Measures

	Three months ended

in € m.	Mar 31, 2013	Mar 31, 2012

Average shareholders’ equity	54,621	54,300

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax [1]	(337)	540
Average dividend accruals	(784)	(784)

Average active equity	53,499	54,056

[1]

The tax effect on average accumulated other comprehensive income (loss) excluding foreign currency translation was € (47) million for the three months ended March 31, 2013. For the three months ended March 31, 2012, the tax effect was € (472) million.

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders (i.e., excluding pre-tax and post-tax noncontrolling interests), as a percentage of average shareholders’ equity.

	Three months ended

in %	Mar 31, 2013	Mar 31, 2012

Pre-tax return on average shareholders’ equity	17.6%	13.7%

Pre-tax return on average active equity	18.0%	13.8%

Post-tax return on average shareholders’ equity	12.1%	10.2%

Post-tax return on average active equity	12.3%	10.3%

Adjusted Leverage Ratio

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated after applying adjustments to reported total assets and total equity under IFRS. Such adjusted measures, which are non-GAAP financial measures, are described within this report in the section “Risk Report – Balance Sheet Management”.

Basel 3 Pro Forma Solvency Measures

While the Group’s regulatory risk-weighted assets, capital and ratios thereof are set forth throughout this document under the Basel 2.5 capital rules, the Group also sets forth in several places measures of the Group’s regulatory risk-weighted assets, capital and ratios thereof under a pro forma application of the Basel 3 rules, based on the Group’s assumptions as to how such rules will be implemented in European Union and adopted in Germany. These assumptions will be refined over time as the relevant regulators further clarify the applicable rules, as the Group continues to refine the Group’s models and as the Group’s and the industry’s understanding and interpretation of the rules evolve. Because the Basel 3 rules are not yet implemented, such measures are also non-GAAP financial measures. Deutsche Bank Group believes that these pro forma Basel 3 calculations provide useful information to investors as they reflect the Group’s progress against future regulatory capital standards and as many of the Group’s competitors have been describing Basel 3 calculations on a “fully loaded” basis, as described below.

Although rules are still being finalized by legislators and regulatory guidance on implementation is incomplete in many ways, the Group determines pro forma Common Equity Tier 1 capital (CET 1 capital) and pro forma risk-weighted assets (RWA) according to expected solvency rules under Basel 3. In doing so, the Group makes use of the latest available draft legislation of the European Union, the fourth Capital Requirements Directive (CRD 4) and the Capital Requirements Regulation (CRR). The Group’s interpretation is formally incorporated in policies governed by the same structures and committees as the policies that Deutsche Bank Group uses to calculate RWA or Core Tier 1 capital (CT 1 capital) under Basel 2.5.

Deutsche Bank	Other Information (unaudited)	87
Interim Report as of March 31, 2013	Non-GAAP Financial Measures

The “fully loaded” Basel 3 metrics, which are implemented on a pro forma basis, reflect the application of the rules that are expected to govern Deutsche Bank as of 2019 according to that draft legislation. The “transitional” Basel 3 measures account for the probable phase-in of provisions which are expected to be allowed to ease the transition for banks to the “fully loaded” capital rules. As the final implementation of Basel 3 may differ from the Group’s expectations, and the Group’s competitors’ assumptions and estimates regarding such implementation may vary, the Group’s Basel 3 non-GAAP financial measures may not be comparable with similarly labeled measures used by the Group’s competitors.

The following table presents a reconciliation of the estimated pro forma CET 1 capital as of March 31, 2013 under Basel 3 rules compared to Basel 2.5 rules, along with the Group’s estimated RWAs and capitalization ratios under Basel 3 rules.

Comparison of Common Equity Tier 1 Capital, Risk-Weighted Assets and Common Equity Tier 1 Capital Ratio under Basel 2.5 Reporting, Pro Forma Basel 3 Transition-Phase and Pro Forma Basel 3 “fully-loaded”

	Mar 31, 2013			Dec 31, 2012

in € bn. (unless stated otherwise)	Basel 2.5 reported	Basel 3 transitional	Pro forma Basel 3 ‘fully-loaded’	Basel 2.5 reported	Basel 3 transitional	Pro forma Basel 3 ‘fully-loaded’

Common Equity Tier 1 capital	39.3			38.0

CRD 4/CRR impact on CET 1
Adjustments not impacted by transitional provisions
Conversion from securitization deductions to RWA		0.9	0.9		1.0	1.0
Prudential valuation adjustments		–	–		–	–
Other		–	–		–	–
Adjustments impacted by transitional provisions
Goodwill and other intangible assets [1]		11.3	–		11.3	–
Debt Valuation Adjustments (DVA) [2]		–	(0.6)		(0.6)	(0.6)
Expected Loss > impairment		(0.1)	(0.6)		(0.1)	(0.6)
Deferred tax assets subject to full deduction treatment		–	(2.0)		–	(1.7)
Noncontrolling interests included in CET 1 capital[3]		–	(0.1)		–	(0.1)
Defined benefit pension fund assets		–	(0.9)		–	(0.9)
Gains on AFS equity and debt[4]		–	0.5		–	0.3
Other[5]		1.2	(3.2)		1.0	(3.9)

Common Equity Tier 1 capital Proforma		52.6	33.3		50.5	31.3

Risk-Weighted Assets	325			334

CRD 4/CRR impact on RWA
New charge for Credit Valuation Adjustments (CVA)		19	19		28	28
Reclassification of high risk securitization positions from CET 1 capital deductions into RWA		22	22		24	24
New charge for business with Central Counter-parties and clearing		3	3		4	4
Other[6]		18	12		19	12

Risk-Weighted Assets Pro forma		386	380		408	401

Common Equity Tier 1 capital ratio	12.1%	13.6%	8.8%	11.4%	12.4%	7.8%

[1]	Only eligible goodwill/other intangible asset amount that is put against Additional Tier 1 instruments is shown here.
[2]

DVAs previously reported under “Adjustments not impacted by transitional provisions” are be subject to transitional provisions of latest CRD 4/CRR proposal and thus reported under “Adjustments impacted by transitional provisions” in the future.

[3]	The Group’s noncontrolling interests are not eligible for recognition as CET 1 under CRD 4/CRR rules.
[4]	Also includes unrealized gains and losses from instruments measured at fair value (other than AFS instruments) and that fall under the treatment of article 32 of CRR
[5]

Includes own shares in trading book, deductions from significant investments in financial sector entities and deferred tax assets from temporary differences that arise from the application of the 10/15 % threshold rule.

[6]	Includes changes to Credit Risk and Market Risk RWA calculation as well as RWA related to capital deductions.